May 22, 2006

VIA HAND DELIVERY AND OVERNIGHT MAIL

Ms. Theresa Messinese

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	VCG Holding Corp.

File No. 0-50291

Form 10-K for fiscal year ended December 31, 2005

Dear Ms. Messinese:

This letter is in response to your April 18, 2006 comment letter (the “Comment Letter”) to Mr. Donald W. Prosser, Chief Financial and Accounting Officer of VCG Holding Corp. (the “Company”), as indicated above.

This letter indicates how the Company proposes to amend the above-referenced filing to respond to your comments, or why, with respect to certain comments, the Company believes that no changes to its disclosures are necessary, and provides certain supplemental information requested by you in the Comment Letter. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses, which where appropriate contain cross-references to specific discussions and/or pages in the amended filings referred above.

Form 10-KSB: For the Year Ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, Page 22

1.	Please discuss your liquidity position on a short-term and long-term basis. We note that as of September 30, 2005 you have no unused lines of credit remaining. Provide a discussion detailing the risks and uncertainties impacting your business such as a failure to comply with your debt requirements or the loss of a liquor or entertainment license.

Response:

The Company would like to emphasize that there are two parts to this response. First of all, the debt requirements are tied to the guarantee of our CEO and Chairman, Troy H. Lowrie, and liquid assets owned by his affiliate, Lowrie Management LLLP, which is controlled by Mr. Lowrie. In addition, the mortgages for the land and buildings are secured by the real estate of the Company and the notes are secured by the general assets of each of the clubs and the Company. Therefore, the Company’s secured creditors, i.e. banks and individual creditors, would look first to the Company, then to the general assets and finally to the liquid assets of Lowrie Management LLLP to satisfy the obligations under the foregoing debt instruments. Further, the liquor and entertainment licenses represent two distinct categories. In all cases, the entertainment/adult use is tied to a property right and would be subject to the local zoning and licensing laws. In all cases, licenses are being used in accordance with their respective conforming uses. In fact, as part of our business plan and business practices, we would not consider a location that was not a conforming use. In order to lose the use of the property, the Company would have commit a serious infraction of various zoning and licensing laws and would be entitled to due process before any such licenses may be revoked. Our assessment is that the possibility of such risks is remote. The liquor licenses are subject to local jurisdiction in all of the locations in which the Company does business and, in all cases, are not tied to the entertainment license. In a Denver locations, the Company does not have a liquor license. Consequently, the gross revenue is lower as compared to similar sized locations with liquor served on the premised, but the non-liquor location makes as much profit in dollars as the similar sized liquor locations. In addition, the liquor licenses are subject to notice, fines, and short-term closures for a violation. These closures are seldom more than a couple of weeks. In its operating history, the Company has never had a closure of its club. Again, in our assessment, such risk is remote, at best.

Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Principles of Consolidation, page 32

2.

We note that International Entertainment Consultants, Inc. (IEC) provides management services to your night clubs and non-owned affiliated night clubs for a fee. As part of these management services, we note that IEC provides management and supervisory personnel to oversee operations, hires and contracts for all operating personnel, establishes club policies and procedures, monitors compliance, and provides a number of administrative needs. Accordingly, it appears that your service contracts with non-owned affiliated clubs permit you to make decisions that significantly affect the results of the activities of the clubs. That is, IEC appears to be the decision maker. Consequently, please provide us a comprehensive analysis of whether you meet the four conditions in paragraph B19 of FIN 46(R) as they relate to your agreements. The four conditions must be met for you to conclude that the fees paid to you are not variable interests in the entities. If you hold a variable interest in any non-owned affiliated night clubs, please provide us an analysis that supports your consolidation or non-consolidation of that variable interest entity in accordance with paragraphs 14 and 15 of FIN 46(R).

3.	If you believe you are not a decision maker of the non-owned affiliated night clubs, please provide us an analysis to support your conclusion, and then also provide us an analysis of whether you meet the conditions in paragraph B22 of FIN 46(R) as they relate to your management agreements. The three conditions must be met for you to conclude that the fees paid to you are not variable interests in the entities. If you hold a variable interest in any non-owned affiliated night clubs, please provide us an analysis that supports your consolidation or non-consolidation of that variable interest entity in accordance with paragraphs 14 and 15 of FIN 46(R).

4.	Please provide us an analysis of paragraph 4(h) of FIN 46(R) as it relates to the non-owned affiliated night clubs.

Responses to Comments 2, 3 and 4 above:

We will answer questions 2, 3 and 4 in one response and have attached the necessary analysis of the four conditions in B19 of FIN 46R; the analysis of the decision maker of B20 of FIN 46R; the analysis of the service contract as defined in B22 of FIN 46R; and the analysis of the non-owned affiliated night clubs related to paragraph 4(h) of FIN 46R; unaudited balance sheets for the non-owned affiliated night clubs as of June 30, 2002 and December 31, 2005, and unaudited statements of income for the period ended June 30, 2002 and the year ended December 31, 2005.(see Exhibits 1, 2, 3, 4, 5, 6,and 7). Please note that the same conditions exist for all seven of the non-owned affiliated night clubs so the analysis in the exhibits pertains to all entities.

a).	Based on the analysis of B19 of FIN 46R (exhibit 1) and the analysis of B20 of FIN 46R (exhibit 2) we meet all of the tests for the decision maker not to be considered a variable interest entity for purposes of paragraphs 14 and 15 of FIN 46R.

b).	Based on the analysis of B22 of FIN 46 (exhibit 3) the service contract and fees paid meet the three tests provided and the decision maker will not be considered a variable interest entity for purposes paragraph 14 and 15 of FIN 46R.

c).	Based on the analysis of paragraph 4(h) of FIN 46R (exhibit 4) the non-owned affiliated night clubs do met any of the conditions of the paragraph and are not variable interest entities under the requirements of FIN 46R.

Revenue Recognition, page 34

5.	Please disclose your policy for recognizing management fees and service revenues.

Response:

We recognize management fees on a weekly basis as expenses are incurred we bill the corresponding clubs, we bill the accounting, supervisory services and office services on a monthly basis at the beginning of the month, and payroll on a bi-weekly basis. For reporting purposes the uncollected and unbilled services are carried as a receivable to reflect proper cut-off and corresponding related items are eliminated upon consolidation.

The service fees are admission fees, stage fees and related entertainer fees. All fees are collected on a daily basis. These fees are not accrued and accounted for as earned.

6.	Please clarify for us and in future filings how and when you recognize revenue for the sales of gift certificates, and explain why your policy is appropriate.

Response:

We sell gift certificates on a daily basis that have an expiration date that varies depending upon the location from one week to a maximum of one month. The revenue from these certificates is recognized when the certificate is used or expires. The unexpired and used certificates are carried as a liability until recognized. Our policy is to reconcile these accounts on a quarterly basis as they account for less than 1% of our outstanding liabilities per night club. We believe that this accounts for the revenue in the proper revenue category. If the certificate is spent, the revenue is accounted for based on what was purchased. If it expires, we include it in miscellaneous income.

Goodwill, page 35

7.	Please tell us and disclose how you have defined the reporting units used to test for and measure impairment and why you believe this level is appropriate in accordance with SFAS 142. Please include in your response the amount of goodwill allocated to each unit.

Response:

We test for goodwill based on the location of the night club and, if we own the real estate, we also test for the economics of the inter-company lease as part of our impairment testing. We believe the level is appropriate as it the manner that we acquired a night club and measure the return on investment on that night club. The following is the goodwill allocation for each unit (night club):

Platinum of Illinois, Inc. (Platinum Club)	$1,916,896
Indy Restaurant Concepts, Inc.	1,408,932
Glendale Restaurant Concepts LP (Denver)	687,409
Epicurean Enterprises LLC (Phoenix)	100,000
VCG Restaurant Denver, Inc.	1,000,000
Glenarm Restaurants LLC (Denver)	4,994,177

Total	$10,107,414

Note 3: Acquisition, page 37

8.	We note that the exchange of shares with GRC and VCGD were recorded at book value since the entities were under common control with you. Consequently, please clarify for us the basis for the amounts assigned to goodwill in connection with these transactions.

Response:

The goodwill carried on the books for GRC is made up of $610,337 which represents the book balance of the goodwill carried at the date of acquisition and $77,072 which represents the goodwill portion of the purchase of a 2.5% purchase from a third party in the fourth quarter of 2004.

The goodwill carried on the books for VCGD of $1,000,000 represents the total goodwill carried on the audited financial statements at the date of acquisition.

9.	We note that a significant portion of the purchase price for the Colorado club was allocated to goodwill. Please tell us what consideration was given to allocating any amount to other intangibles such as license agreements.

Response:

The purchase of the Colorado club (Glenarm Restaurant LLC) was a purchase from an unrelated third party and an allocation of the purchase price in the purchase agreement. Also, in the state of Colorado, the liquor license can be transferred if the ownership qualifies, but the only value is the legal cost related to the transfer. The right stays with the property which we have leased for twenty-five years and also includes the entertainment license as discussed in Response to Comment 1 above. Therefore, we did not allocate any of the licenses to the purchase price. The following is the allocation purchase price based on the purchase agreement:

Leasehold Improvements	$633,781
Equipment and Fixtures	143,049
Inventory	228,993
Covenant not to compete	10,000
Goodwill	4,984,177

Total	$6,000,000

The amount allocated to the covenant not to compete is only $10,000 because the principal in the business passed away before the sale and his partner, who was only involved in the office and running the business, was 72 years old and had no interest in being business any longer.

10.	We note the purchase of a non-compete agreement per the investing section of your Statement of Cash Flows. Please tell us the nature of this agreement and what amount has been allocated to this asset.

Response:

The non-compete agreement was for $10,000 and included in the balance for goodwill. See the Response to Comment 9 above.

11.	It appears that the acquisition of CCCG, Inc. is significant to your business as defined by Item 310 of Regulation S-B. Please provide the necessary financial statements as required by this Regulation.

Response:

The required financial statements as defined by Item 310 of Regulation S-B were filed as part of a Form SB-2 filed in 2005 (beginning page F-27) and declared effective July 18, 2005.

Note 16: Segment Accounting, page 49

12.	Please explain to us why each of your night clubs is not a segment in accordance with paragraph 10 of SFAS 131. As part of your response, provide us the information reviewed by your chief operating decision maker to make decisions about the allocation of resources and assess performance.

Response:

We believe that all of the night club business is a segment like any of the restaurant or night club chains. The review and method of decision making at the holding company level is based on the budgets submitted and the contribution level of the night club business as a whole. Corporate level overhead is based on budgeted contribution margin.

Note 18: Subsequent Event, page 49

13.	We note that during the fourth quarter of 2005 stockholders exercised the “put” right for redemption of approximately 277,000 shares. Please explain to us in detail why you have not reclassified the redemption amount as a liability in accordance with paragraphs 9 and A7 of SFAS 150.

Response:

Our plan was to replace the shareholders for large portion of the shares “put” to us. We were able to replace all but 78,965 shares with private sales of the preferred stock. We redeemed the 78,965 shares with cash during the first quarter with $789,650 in cash. We did not make a entry to book any of the “put” liability as it was uncertain as the amount of the liability. At April 1, 2006 we have an additional 36,600 shares that have been “put” and we believe we have buyers for the shares before the “put” date it is uncertain. In addition, we exchanged $350,000 of the “puts” for ownership in Glenarm Restaurant LLC by way of sales on units in a private placement.

Other

14.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Response:

The Company acknowledges the foregoing and that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	the SEC staff’s comments or changes to disclosure in response to the staff’s comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * *

We would appreciate the cooperation of the staff in working with us to address any further comments that the staff may have on the Company’s filings. We welcome the opportunity to speak with staff members directly in an effort to expedite the review process.

Very Truly Yours,

/s/ Donald W. Prosser
Donald W. Prosser CPA Chief Financial Officer

Exhibit 1

Analysis of B19 of FIN 46R Conditions

Fees paid to a decision maker four conditions:

a.	The fees are compensation services provided and are commensurate with the level of effort required to provide services.

(Answer) The design and method of management services provided by International Entertainment Consultants, Inc. (“IEC”) was set-up in the 1980’s and has evolved to it present form. IEC has been and will continue to be billing paying, payroll paying, bookkeeping and information gathering organization. We pay direct bills and the costs are pasted through to the club owned or non-owned directly. We charged for bookkeeping services of all owned and non-owned clubs on the same basis and at a level of cost that we would pay to outside accounting organization and or perform the work internally. We provide monthly financial statements to all entities before the end of the next month; file all income, sales and payroll tax reports. Hire or provide for through an outside employee leasing company the necessary level of management staff (these people have to be approved by ownership of the individual clubs). We provide upper level management and supervision for the operations of the both the owned and non-owned night clubs. (only at the approval of ownership). Lastly we provide the services necessary for continued licensing and all office administration. Charges for all these services are directly related to the level and amount of service preformed and is billed several times during each month.

b.	The fees are at or above the same level of seniority as other operating liabilities that arise from the normal course of business

(Answer) We provide a accounts payable listing every week that includes the fees and costs for IEC and all of these accounts payables are paid subject to the approval of management.

c.	Except fro fees described in conditions (a) and (b), the decision maker and the decision maker’s related parties do not hold interests in the variable interests entity that individually, or in aggregate, would absorb more than a trivial amount of the entity’s excepted losses or receive more than a trivial amount of the entity’s expected residual returns.

(Answer) Each entity receives all of its revenue directly and pays all of its bills directly, except as described above.

d.	The decision maker is subject to substantive kick-out rights.

(Answer) see Exhibit 2

Exhibit 2

Analysis of B20 of FIN 46R Conditions

The analysis of B20 of FIN 46R centers around kick-out rights. We have attached the management agreement that we use for all clubs either owned or non-owned (affiliated) as Exhibit 5 of this document. This agreement was also filed as Exhibit 10.9 of a Form SB-2 filed on September 10, 2002, Registration No. 333-99379. All four conditions of B20 of FIN 46R relate to the rights of an investor or other party to remove the decision maker. We believe that the agreement including the provisions of Section IX TERMINATION met the conditions needed under B20(a) & B20(b) to allow for substantive kick-out rights. A review of the management agreement reveals that the purpose of the agreement centers more around services and providing information and if the agreed services are not provided we or the affiliated clubs would be able seek the same services from another party.

Exhibit 3

Analysis of B22 of FIN 46R Conditions

The three conditions of B22 of FIN 46R are the follows:

1.	The fees are compensation for services provided and are commensurate with the level of effort requires to provide these services.

2.	Substantially all of the fees are at or above the same level of seniority as other operating liabilities of the entity that arise in the normal course of the entity’s activities, such as trade payables.

3.	The service contracts are subject to cancellation provisions that are customary for such contracts and there is an adequate number of qualified replacement service providers.

We are paid for providing services based on the billing of time and expenses. We are reimbursed for direct expenses paid when billed. We provide employees (managers) both directly and through an employee leasing company, all of these costs including payroll taxes, unemployment taxes, insurances and indirect cots are also billed. The billing are included in the accounts payable list of each entity on a weekly basis and paid at the same time as all other payables for each entity. All services can easily be provided by other outside firms or could be provided in house by each entity.

Exhibit 4

Analysis of paragraph 4(h) of FIN 46R Conditions

The following are the four conditions of paragraph 4(h) of FIN 46R and how the non-owned affiliated entities are not considered variable interest entity’s under this provision.

1.	“The related enterprise, its related parties, or both participate in the design or redesign of the entity.” All the non-owned affiliated entities stand on there own and in no way participate in the activities of the VCG Holding Corp expect the services provided in the management contract. (see Exhibits 6&7 for financial information)

2.	“The entity is designed so that substantially all of its activities either involve or are conducted on the behave of the reporting enterprise and its related parties.” All the non-owned affiliated entities stand on there own and in no way participate in the activities of the VCG Holding Corp expect the services provided in the management contract. (see Exhibits 6&7 for financial information)

3.	“The reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on the analysis of the fair values of the interests in the entity.” VCG Holding Corp has no financial interest of any kind in the non-owned affiliated entities. (see Exhibit 6 balance sheets of all entities)

4.	“The activities of the entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.” VCH Holding Corp does not have any of these types of arrangements with any of the non-owned affiliated entities.

Exhibit 5

MANAGEMENT CONTRACT

THIS AGREEMENT is made effective May 1, 2002, by and between International Entertainment Consultants, Inc., a Colorado corporation (“Manager”), and VCG Holding Corp., a Colorado corporation (“Company”).

RECITALS

Company is in the business of owning and operating first-class adult entertainment nightclubs.

Company desires the benefit of the experience, expertise, and services of Manager upon the terms set forth in this Agreement, and Manager is willing to accept such engagement on the terms as set forth in the Agreement.

SECTION I

TERM OF AGREEMENT

The term of this Agreement will be for one year from May 1, 2002 and will automatically be extended for subsequent periods of one year, unless a party notifies the other in writing at least thirty (30) days prior to expiration of the Agreement that the Agreement is not being extended.

SECTION II

SERVICES OF MANAGER

Manager shall be the exclusive Manager of nightclubs set forth on Schedule A hereto, as such shall be amended from time to time to give effect to Company’s acquisitions and dispositions of nightclubs. Manager shall provide Company with all services necessary for the first-class operation of such nightclubs, including, but not limited to, the following:

A. Accounting. Manager shall keep all daily accounts and perform the necessary daily bookkeeping in connection with the business of each of the nightclubs. Manager shall submit a monthly statement to Company showing the details of the prior month’s operations for each nightclub in accordance with Section VIE. Company shall have the right itself, or through its agents, counsel, or auditors, at any time in its discretion to audit all accounts and bookkeeping records maintained in the operation of said business.

B. Facilities. Manager shall have the responsibility to maintain the exterior of the buildings and the interior design and decor to provide the appearance and atmosphere, of an upscale restaurant and to maintain state of the art sound systems, theater-quality lighting and professional stage design.

(Manager)	(Company)

C. Professional On-Site Management. Manager shall have the responsibility to ensure that: (1) the facilities are managed by persons who are highly experienced in the restaurant hospitality industry; and, (2) the overall quality of the nightclubs is maintained. This will include, but not be limited to, (i) providing attentive customer service; (ii) supervising all personnel, including kitchen staff”, bartenders, security, waitresses, disc jockey’s and performers; and (iii) maintaining the facility as clean, inviting, safe and comfortable.

D. Food and Beverage Operations. Manager shall have the responsibility to ensure that: (1) the food and beverage operations meet the high standard of business entertaining provided by an upscale restaurant (2) an experienced chef is staffing and operating the food service and (3) an experienced bar manager is staffing and operating the beverage service.

E. Entertainment. Manager shall have the responsibility to assure that: (1) the facilities provide premium quality female performers and (2) the highest standards are maintained for appearance, attitude, demeanor, dress and personality.

F. Buying: Manager shall have the responsibility of purchasing at Company’s expense any and all items necessary for the successful daily operation of the business, including, but not limited to, food, restaurant supplies, alcoholic beverages, soft drinks, advertising and entertainment subject to approval of Company and without any profit to Manager on any such purchases.

G. Furniture and Equipment: Manager shall advise Company of the necessity of purchasing any furniture and equipment for the furtherance of the business. Company shall have the sole discretion in ordering the furniture and equipment purchases.

Specifically, and without limitation, Manager shall be responsible for the following:

•	Recruiting, hiring, training and supervision of on-site management;

•	Implementing club operating policies and standards and monitoring compliance;

•	Establishing and maintaining accounting and inventory controls and record keeping for the clubs;

•	Negotiating all contracts including those with vendors and suppliers, and particularly food and beverage;

•	Developing and implementing, advertising, marketing and promotional programs;

•	Developing and maintaining relationships with local authorities, vendors and area businesses; and

•	Monitoring and maintaining the quality and performance of each club.

(Manager)	(Company)

SECTION III

DEPOSIT OF FUNDS

All funds derived from the operation of Company’s nightclubs shall be promptly deposited by Manager in a federally insured bank depository selected by Company. Funds shall be expended by Company, or by Manager with the approval of Company, for the direct operating and administrative expenses of Company’s nightclubs, including, but not limited to, the payment of those items listed in Section ILF., applicable taxes, insurance, Workers’ Compensation and liability insurance premiums, attributable to Company’s individual nightclubs.

SECTION IV

EMPLOYEES

Company shall have the ultimate authority to hire and discharge all employees necessary for the operation of the business, to determine their compensation and to approve any allowances for food and beverages on the premises. Company may delegate to Manager the authority to perform these functions. It is expressly understood that Company shall have the ultimate authority to hire and discharge all employees that work for Company.

SECTION V

LIABILITY FOR LOSSES

Liability for expenses for damages incurred in the operation of the business shall be paid by Company. Manager shall be liable for any loss or damage sustained by Company by reason of Manager’s breach of this Agreement, or the negligence or intentional or willful misconduct on the part of its officers, agents and employees.

SECTION VI

MANAGER’S COMPENSATION

Company’s individual nightclubs will pay Manager for each such nightclub’s pro rata share of Manager’s general operating and administrative expenses for all nightclubs operated by Manager. Manager currently manages twelve nightclubs. Manager’s general operating and administrative expenses for all of the nightclubs include, but are not limited to, (i) one national director; (ii) five area directors; (iii) three assistant area directors; (iv) twelve general managers; five accounting staff; and, (v) two office staff. Manager’s general operating and administrative expenses do not include the direct operating expenses of Company’s individual nightclubs. These direct operating expenses include, but are not limited to, (i) maintenance of facilities, furniture and equipment, (ii) employee payroll, withholding and benefits, (iii) food and beverage operations, (iv) advertising and (v) entertainment. Notwithstanding anything to the contrary in this Agreement, Manager acknowledges and agrees that each individual nightclub of Company

(Manager)	(Company)

set forth on Schedule A shall be solely responsible and liable for (and Company and Company’s other nightclubs shall not be responsible or liable for) the payment of (i) Manager for such nightclub’s pro rata share of Manager’s general operating and administrative expenses and (ii) such nightclub’s direct operating expenses. Other than as set forth above, Manager will not receive any compensation for the services provided under this Agreement.

SECTION VII

MAINTENANCE OF OPERATING EQUIPMENT

Real and personal property and all furniture, fixtures, machinery, appliances, operating equipment, and all personal property used in the operation of the business shall be maintained in a reasonably satisfactory repair, and in such condition that all such equipment be satisfactory for the operation of the business. For such purpose, Manager may expend from the gross funds derived from the operation of the business an amount adequate for such purposes subject to the prior approval of Company.

SECTION VIII

ACCOUNTING PERIOD

The net cash receipts derived from the operation of the business shall be determined at the termination of month periods, the first to be the period beginning on the date of this Agreement. Subsequent monthly periods shall begin on the first day of each month thereafter and terminate on the last day of such month. Such periods shall be referred to as “accounting periods”. Promptly on the expiration of each accounting period, or as soon thereafter as practicable (but not later than the fifteenth (15th ) day of the ensuing month), Manager shall cause to be prepared an accurate settlement of all transactions relating to the operation of the business for the preceding accounting period, and submit such statement to Company.

SECTION IX

TERMINATION

This Agreement shall only terminate upon the occurrence of any of the following:

A. Termination by written agreement executed by both parties;

B. The declaration by an order or decree of a court of competent jurisdiction that this Agreement is invalid or illegal in whole or in material part;

C. The issuance by any court or governmental agency or commission which restricts either party’s ability to perform as contemplated herein; or

D. An Event of Default (as defined in below) by any party hereto.

(Manager)	(Company)

Upon the termination, of this Agreement, Manager shall not be under any further obligation to provide any further services to Company and all amounts due and payable hereunder by Company shall be prorated as of the termination date and become immediately due and payable by Company; provided, however, to the extent that such amounts are in dispute, only the undisputed amount shall become due and payable. Unless otherwise agreed to in writing executed by both parties, such termination shall not preclude an action by either party for damages resulting from any breach of the provisions of this Agreement.

The following, after the expiration of the applicable cure periods specified below, shall constitute events of default (each an “Event of Default”) under this Agreement:

A. Company’s failure to pay within five days of the date due any amount required hereunder;

B. A material breach by either party in the observance or performance of any covenant, condition, obligation or agreement contained herein;

C. A material breach of any representation or warranty made by either party herein;

D. An assignment for the benefit of creditors or appointment of a committee of creditors, or making or sending notice of an intended bulk transfer, by either party;

E. The filing by or against either party of any lawful petition for any relief under the bankruptcy laws of the United States now or hereafter in effect or under any insolvency, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction now or hereafter in effect (whether at law or in equity);

F. The termination of the business of either party; or

G. The filing of any lawful petition or application to any court or tribunal, at law or in equity by or against either party for the appointment of any receiver or trustee for either party or any substantial portion of the property of either party.

An Event of Default shall not be deemed to have occurred until the defaulting party has received written notice from the non-defaulting party specifying the event that, if not timely cured would constitute an Event of Default, and such event remains uncured for a period of thirty (30) days after such notice.

SECTION X

REPRESENTATIONS AND WARRANTIES OF MANAGER

Manager hereby represents and warrants to Company as follows: (1) Manager is a corporation duly organized, validly existing and in good standing under the laws of the State of

(Manager)	(Company)

Colorado; (2) Manager has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to carry on its business as presently conducted; (3) Manager is, and will at all times while this Agreement is in effect remain, duly qualified, authorized to do business and in good standing as a foreign corporation in all jurisdictions in which the nature of its activities hereunder makes such qualification necessary; and (4) At all times while this Agreement is in effect, Manager will operate the nightclubs and maintain the condition of the nightclubs so as not to be in violation of any applicable governmental requirements, including, but not limited to, any applicable federal, state or local law or regulations.

SECTION XI

GENERAL PROVISIONS

1. Further Cooperation. Each party, at the request of the other and without additional consideration, shall execute and deliver or shall cause to be executed and delivered from time to time such further documents, and shall take such other actions as the other party may require to accomplish the purposes of, and transactions contemplated by, this Agreement.

2. Entire Agreement. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof, and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties pertaining to the subject matter hereof. There are no warranties, representations or other agreements between the parties in connection with the subject matter hereof, except as specifically set forth herein or in the documents delivered pursuant hereto. No supplement, amendment, alteration, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the parties hereto.

3. Waiver. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

4. Captions. The captions in this Agreement are for convenience only, and shall not be considered a part of, or affect the construction or interpretation, of any provision of this Agreement

5. No Third-party Rights. Nothing in this agreement shall be deemed to create any right on the part of any person or entity not a party to this Agreement.

6. Notices. Any notice required or permitted to be given hereunder shall be in writing and will be deemed received (a) upon personal delivery or upon confirmed transmission by telecopier or similar facsimile transmission device, (b) on the first business day after receipted delivery to a courier service which confirms next-business-day delivery, or (c) on the third business day after mailing, by registered or certified United States mail, postage prepaid, to the appropriate party at its address set forth below:

(Manager)	(Company)

If to Manager:

International Entertainment

Consultants, Inc.

1601 W. Evans Avenue, Suite 200

Denver, Colorado 80223

Attn: Troy Lowrie, President

If to Company:

VCG Holding Corp.

1601 W. Evans Avenue, Suite 200

Denver, Colorado 80223

Attn: Micheal L. Ocello, President

7. Governing Law, Jurisdiction and Venue. This Agreement and other documents delivered pursuant hereto and the legal relations between the parties shall be governed and construed in accordance with the law of the State of Colorado. Any dispute or litigation with respect to the representations, warranties, terms and conditions of this Agreement, shall be litigated in the any court of competent jurisdiction within the State of Colorado and the parties hereby expressly consent to subject matter and personal jurisdiction and venue in said courts.

8. Assignment. This Agreement may not be assigned by Manager without the written consent of Company, and any assignment without such consent shall be void.

9. Severability. If any provision of this Agreement, or the application of such provision to any person or circumstance, shall be held invalid, the remainder of this Agreement, shall not be affected thereby. In the event that any such provision is deemed to be invalid, the parties agree that a court making such judgement shall have the ability to interpret and apply such provision to the fullest extent permitted by law, within such provision’s original intent.

10. Attorney’s Fees. In the event of any litigation between the parties to declare or enforce any provision of this Agreement, the prevailing party or parties shall be entitled to recover from the losing party or parties, in addition to any other recovery and costs, reasonable expenses, attorney’s fees, and costs associated with such litigation, in both the trial and in all appellate courts.

11. Presumption. This Agreement or any section thereof shall not be construed against any party due to the fact that said Agreement or any section thereof was drafted by said party.

12. Counterparts. This Agreement may be executed in several counterparts and all so executed shall constitute one Agreement, binding on all the parties hereto even though all the parties are not signatories to the original or the same counterpart.

(Manager)	(Company)

IN WITNESS WHEREOF, the parties have executed this Agreement the first day of July, 2002.

INTERNATIONAL ENTERTAINMENT CONSULTANTS, INC.

By:	/s/ Troy Lowrie
Troy Lowrie, President

Attest:	/s/ Mary Bowles-Cook
Mary Bowles-Cook, Secretary

VCG HOLDING CORP.

By:	/s/ Micheal L. Ocello
Micheal L. Ocello, President

Attest:	/s/ Mary Bowles-Cook
Mary Bowles-Cook, Secretary

TL	MB
(Manager)	(Company)

Exhibit 6

ALL STARS DENVER LP

BALANCE SHEET

As Of 06/30/2002

Current YTD
ASSETS
CASH
CASH - OPERATING	19,177.99
CASH - OPERATING - BANK ONE	38.76
CASH - PAYROLL	4,295.51
CASH - PAYROLL - BANK ONE	62.45
CASH ON HAND	12,000.00
INSURANCE RESERVE	32,989.07

TOTAL CASH	68,563.73
NOTES RECEIVABLE
ACCOUNTS RECEIVABLE	2,000.00
LOANS RECEIVABLE EMPLOYEE	3,275.00

TOTAL NOTES RECEIVABLE	5,275.00
INVENTORY
INVENTORY - LIQUOR	4,233.32
INVENTORY - BEER	4,562.92
INVENTORY - WINE	530.23
INVENTORY - CIGARETTES	1,182.50
INVENTORY - CIGARS	282.10
INVENTORY - BOUTIQUE	1,885.36

TOTAL INVENTORY	12,676.43
FIXED ASSETS
LEASEHOLD IMPROVEMENTS	293,958.80
EQUIPMENT	77,978.20
FURNITURE & FIXTURES	54,420.36
CARPET	12,965.89
SIGNS	34,326.40
ACCUMULATED DEPRECIATION	(141,291.00)

TOTAL FIXED ASSETS	332,358.65
OTHER ASSETS
DEPOSITS	1,660.00

TOTAL OTHER ASSETS	1,660.00

TOTAL ASSETS	420,533.86

Pg: 1

ALL STARS DENVER LP

BALANCE SHEET

As Of 06/30/2002

Current YTD
LIABILITIES AND EQUITY
ACCOUNTS PAYABLE
ACCOUNTS PAYABLE	19,447.46

TOTAL ACCOUNTS PAYABLE	19,447.46
NOTES PAYABLE
LOANS PAYABLE	95.00

TOTAL NOTES PAYABLE	95.00
PAYROLL LIABILITIES
ACCRUED PAYROLL	5,346.51
UNCLAIMED PAYROLL	2,506.22
1,657.95
STATE WITHHOLDING PAYABLE	369.00
FUTA PAYABLE	750.06
SUTA PAYABLE	472.07

TOTAL PAYROLL LIABILITIES	11,101.81
TAXES PAYABLE
STATE SALES TAX PAYABLE	6,314.00

TOTAL TAXES PAYABLE	6,314.00
TOTAL LIABILITIES	36,958.27
CAPITAL
PROFIT DISTRIBUTION	(94,050.00)
CAPITAL	370,757.34

TOTAL CAPITAL	276,707.34
NET PROFIT/(LOSS)	106,868.25

TOTAL EQUITY	383,575.59

TOTAL LIABILITIES AND EQUITY	420,533.86

Pg: 2

ALL STARS DENVER LP

BALANCE SHEET

As Of 12/31/2005

Current YTD
ASSETS
CASH
CASH - OPERATING - COMMUNITY BANKS	31,551.27
CASH - PETTY CASH - BANK ONE	1,295.50
CASH ON HAND	11,000.00
CASH ON HAND-ATM	3,000.00
INSURANCE RESERVE	1,480.87

TOTAL CASH	48,327.64
NOTES RECEIVABLE
LOANS RECEIVABLE EMPLOYEE	5,777.55
IEC PETTY CASH	112.34

TOTAL NOTES RECEIVABLE	5,889.89
INVENTORY
INVENTORY - LIQUOR	8,581.07
INVENTORY - BEER	3,750.28
INVENTORY - WINE	703.22
INVENTORY - CIGARETTES	4,405.58

TOTAL INVENTORY	17,440.15
FIXED ASSETS
LEASEHOLD IMPROVEMENTS	314,471.27
EQUIPMENT	108,513.78
FURNITURE & FIXTURES	63,638.70
CARPET	12,965.89
SIGNS	44,650.93
ACCUMULATED DEPRECIATION	(265,127.00)

TOTAL FIXED ASSETS	279,113.57
OTHER ASSETS
DEPOSITS	1,660.00

TOTAL OTHER ASSETS	1,660.00

TOTAL ASSETS	352,431.25

Pg: 1

ALL STARS DENVER LP

BALANCE SHEET

As Of 12/31/2005

Current YTD
LIABILITIES AND EQUITY
ACCOUNTS PAYABLE
ACCOUNTS PAYABLE	27,842.73

TOTAL ACCOUNTS PAYABLE	27,842.73
NOTES PAYABLE
LOANS PAYABLE	2,855.22

TOTAL NOTES PAYABLE	2,855.22
PAYROLL LIABILITIES
ACCRUED PAYROLL	3,613.85
UNCLAIMED PAYROLL	3,535.61

TOTAL PAYROLL LIABILITIES	7,149.46
TAXES PAYABLE
STATE SALES TAX PAYABLE	5,792.42
PROPERTY TAXES PAYABLE	13,900.00

TOTAL TAXES PAYABLE	19,692.42
TOTAL LIABILITIES	57,539.83
CAPITAL
PROFIT DISTRIBUTION	(44,650.00)
CAPITAL	215,395.65

TOTAL CAPITAL	170,745.65
NET PROFIT/(LOSS)	124,145.77

TOTAL EQUITY	294,891.42

TOTAL LIABILITIES AND EQUITY	352,431.25

Pg: 2

DENVER RESTAURANT CONCEPTS LP

BALANCE SHEET

As Of 06/30/2002

Current YTD
ASSETS
CASH
CASH - OPERATING	39,852.48
CASH - OPERATING - BANK ONE	1,212.36
CASH - PAYROLL	5,102.40
CASH - PAYROLL - BANK ONE	1,513.97
CASH ON HAND	15,000.00
INSURANCE RESERVE	32,989.07

TOTAL CASH	95,670.28
NOTES RECEIVABLE
LOANS RECEIVABLE EMPLOYEE	950.00

TOTAL NOTES RECEIVABLE	950.00
INVENTORY
INVENTORY - LIQUOR	5,933.80
INVENTORY - BEER	3,777.38
INVENTORY - WINE	146.58
INVENTORY - CIGARETTES	904.75
INVENTORY - CIGARS	84.80
INVENTORY - BOUTIQUE	1,885.38

TOTAL INVENTORY	12,732.69
FIXED ASSETS
LEASEHOLD IMPROVEMENTS	200,035.66
EQUIPMENT	67,773.67
SIGNS	2,847.01
ACCUMULATED DEPRECIATION	(101,910.00)

TOTAL FIXED ASSETS	168,746.34
OTHER ASSETS
GOODWILL	132,956.43
ACCUM AMORTIZATION GOODWILL	(29,023.00)

TOTAL OTHER ASSETS	103,933.43

TOTAL ASSETS	382,032.74

Pg: 1

DENVER RESTAURANT CONCEPTS LP

BALANCE SHEET

As Of 06/30/2002

Current YTD
LIABILITIES AND EQUITY
ACCOUNTS PAYABLE
ACCOUNTS PAYABLE	18,978.59

TOTAL ACCOUNTS PAYABLE	18,978.59
NOTES PAYABLE

TOTAL NOTES PAYABLE	0.00
PAYROLL LIABILITIES
ACCRUED PAYROLL	7,598.84
UNCLAIMED PAYROLL	2,102.27
FEDERAL TAXES PAYABLE	(1,684.90)
STATE WITHHOLDING PAYABLE	352.00
CITY WITHHOLDING PAYABLE	(98.48)
FUTA PAYABLE	509.38
SUTA PAYABLE	580.06
GARNISHMENTS PAYABLE	70.91

TOTAL PAYROLL LIABILITIES	9,430.08
TAXES PAYABLE
STATE SALES TAX PAYABLE	5,695.00
CITY SALES TAX PAYABLE	6,304.68

TOTAL TAXES PAYABLE	11,999.68
TOTAL LIABILITIES	40,408.35
CAPITAL
PROFIT DISTRIBUTION	(527,250.00)
CAPITAL	351,612.83

TOTAL CAPITAL	(175,637.17)
NET PROFIT/(LOSS)	517,261.56

TOTAL EQUITY	341,624.39

TOTAL LIABILITIES AND EQUITY	382,032.74

Pg: 2

DENVER RESTAURANT CONCEPTS LP

BALANCE SHEET

As Of 12/31/2005

Current YTD
ASSETS
CASH
CASH - OPERATING - COMMUNITY BANKS	41,274.40
CASH - PETTY CASH - COMMUNITY BANKS	3,540.44
CASH ON HAND	19,000.00
CASH ON HAND - ATM	10.000.00
INSURANCE RESERVE	1,720.67
SUSPENSE	(4,449.74)

TOTAL CASH	71,085.77
NOTES RECEIVABLE
LOANS RECEIVABLE EMPLOYEE	4,692.97
LOANS RECEIVABLE OTHER	482.15

TOTAL NOTES RECEIVABLE	5,175.12
INVENTORY
INVENTORY - LIQUOR	13.551.18
INVENTORY - BEER	10,599.55
INVENTORY - WINE	4,555.68
INVENTORY - CIGARETTES	4,658.14
INVENTORY - CIGARS	82.60

TOTAL INVENTORY	33,447.15
FIXED ASSETS
LEASEHOLD IMPROVEMENTS	405,910.64
EQUIPMENT	199,260.18
FURNITURE & FIXTURES	12,566.82
CARPET	3,843.17
SIGNS	27,403.23
ACCUM DEPREC LEASEHOLD IMPROVEMENTS	(306,012.00)

TOTAL FIXED ASSETS	342,972.04
OTHER ASSETS
GOODWILL	132,956.43
ACCUM AMORTIZATION GOODWILL	(65,413.00)

TOTAL OTHER ASSETS	67,543.43

TOTAL ASSETS	520,223.51

Pg: 1

DENVER RESTAURANT CONCEPTS LP

BALANCE SHEET

As Of 12/31/2005

Current YTD
LIABILITIES AND EQUITY
ACCOUNTS PAYABLE
ACCOUNTS PAYABLE	43,985.22

TOTAL ACCOUNTS PAYABLE	43,985.22
NOTES PAYABLE

TOTAL NOTES PAYABLE	0.00
PAYROLL LIABILITIES
ACCRUED PAYROLL	4,277.40
UNCLAIMED PAYROLL	3,706.75

TOTAL PAYROLL LIABILITIES	7,984.15
TAXES PAYABLE
STATE SALES TAX PAYABLE	5,786.00
CITY SALES TAX PAYABLE	5,813.41
PROPERTY TAXES PAYABLE	28,250.00

TOTAL TAXES PAYABLE	39,849.41
TOTAL LIABILITIES	91,818.78
CAPITAL
PROFIT DISTRIBUTION	(993,700.00)
CAPITAL	384,760.56

TOTAL CAPITAL	(608,939.44)
NET PROFIT/(LOSS)	1,037,344.17

TOTAL EQUITY	428,404.73

TOTAL LIABILITIES AND EQUITY	520,223.51

Pg: 2

KENTUCKY RESTAURANT CONCEPTS, INC.

BALANCE SHEET

As Of 06/30/2002

Current YTD
ASSETS
CASH
CASH - OPERATING	60,268.16
CASH - PETTY CASH	(2,452.92)
CASH - PAYROLL	1,286.36
CASH ON HAND	12,000.00
CASH - RCK	928.85

TOTAL CASH	72,030.45
NOTES RECEIVABLE

TOTAL NOTES RECEIVABLE	0.00
INVENTORY
INVENTORY - LIQUOR	3,788.66
INVENTORY - BEER	2,323.19
INVENTORY - WINE	487.28
INVENTORY - CIGARS	65.03

TOTAL INVENTORY	6,664.16
FIXED ASSETS
LEASEHOLD IMPROVEMENTS	247,238.14
ACCUM DEPREC LEASEHOLD IMPROVEMENTS	(23,839.00)
ACCUM DEPREC VEHICLES	(7,345.00)
EQUIPMENT	56,247.85
ACCUM DEPREC EQUIPMENT	(43,893.00)
FURNITURE & FIXTURES	83,234.91
ACCUM DEPREC FURN & FIXTURES	(56,402.00)
CARPET	13,305.20
ACCUM DEPREC CARPET	(1,901.00)

TOTAL FIXED ASSETS	266,646.10
OTHER ASSETS
DEPOSITS	14,500.00
PRE - OPENING EXPENSES	15.012.79
ACCUM AMORTIZATION PRE - OPENING EXPENSE	(15,013.00)
INVESTMENT IN PARTNERSHIP	(720.00)

TOTAL OTHER ASSETS	13,779.79

TOTAL ASSETS	359,120.50

Page: 1

KENTUCKY RESTAURANT CONCEPTS, INC.

BALANCE SHEET

As Of 06/30/2002

Current YTD
LIABILITIES AND EQUITY
ACCOUNTS PAYABLE
ACCOUNTS PAYABLE	6,790.08
ACCRUED PAYROLL	9,234.13
UNCLAIMED PAYROLL	1,858.38

TOTAL ACCOUNTS PAYABLE	17,882.59
NOTES PAYABLE

TOTAL NOTES PAYABLE	0.00
TAXES PAYABLE
MEDICARE PAYABLE	280.61
STATE WITHHOLDING PAYABLE	804.33
CITY WITHHOLDING PAYABLE	(290.64)
FUTA PAYABLE	296.41
SUTA PAYABLE	720.60
STATE SALES TAX PAYABLE	8,948.09

TOTAL TAXES PAYABLE	10,759.40
TOTAL LIABILITIES	28,641.99
CAPITAL
CAPITAL	315,256.00
COMMON STOCK	100.00
PROFIT DISTRIBUTION	(277,732.50)
RETAINED EARNINGS	(820.00)

TOTAL CAPITAL	36,803.50
NET PROFIT/(LOSS)	293,675.01

TOTAL EQUITY	330,478.51

TOTAL LIABILITIES AND EQUITY	359,120.50

Page: 2

KENTUCKY RESTAURANT CONCEPTS, INC.

BALANCE SHEET

As Of 12/31/2005

Current YTD
ASSETS
CASH
CASH - OPERATING	12,163.85
CASH - OPERATING - COMMUNITY BANK	26,027.68
CASH - PETTY CASH	8,667.95
CASH - PAYROLL - COMMUNITY BANKS	(3.356.26)
CASH ON HAND	14,000.00

TOTAL CASH	57,503.22
NOTES RECEIVABLE

TOTAL NOTES RECEIVABLE	0.00
INVENTORY
INVENTORY - LIQUOR	5,692.31
INVENTORY - BEER	3,639.06
INVENTORY - CIGARETTES	231.85
INVENTORY - CIGARS	247.34

TOTAL INVENTORY	9,810.56
FIXED ASSETS
LEASEHOLD IMPROVEMENTS	282,077.68
ACCUM DEPREC LEASEHOLD IMPROVEMENTS	(75,106.00)
EQUIPMENT	88,000.56
ACCUM DEPREC EQUIPMENT	(79,136.00)
FURNITURE & FIXTURES	92,225.19
ACCUM DEPREC FURN & FIXTURES	(87,573.00)
CARPET	13,305.20
ACCUM DEPREC CARPET	(10,336.00)

TOTAL FIXED ASSETS	223,457.63
OTHER ASSETS
DEPOSITS	14,500.00
PREPAIDS	10,953.14
PRE - OPENING EXPENSES	15,012.79
ACCUM AMORTIZATION PRE - OPENING EXPENSE:	(15,013.00)
INVESTMENT IN PARTNERSHIP	(1,719.00)

TOTAL OTHER ASSETS	23,733.93

TOTAL ASSETS	314,505.34

Page: 1

KENTUCKY RESTAURANT CONCEPTS, INC.

BALANCE SHEET

As Of 12/31/2005

Current YTD
LIABILITIES AND EQUITY
ACCOUNTS PAYABLE
ACCOUNTS PAYABLE	35,779.49
ACCRUED PAYROLL	2,764.05
UNCLAIMED PAYROLL	3,409.02

TOTAL ACCOUNTS PAYABLE	41,952.56
NOTES PAYABLE
DUE TO REST CONC OF KY	273,074.88

TOTAL NOTES PAYABLE	273,074.88
TAXES PAYABLE
FICA PAYABLE	1,553.14
FEDERAL WITHHOLDING PAYABLE	562.10
MEDICARE PAYABLE	353.40
STATE WITHHOLDING PAYABLE	1,116.78
CITY WITHHOLDING PAYABLE	1,826.89
FUTA PAYABLE	326.40
SUTA PAYABLE	867.76
STATE SALES TAX PAYABLE	8,952.80

TOTAL TAXES PAYABLE	15,559.27
TOTAL LIABILITIES	330,586.71
CAPITAL
COMMON STOCK	100.00
PROFIT DISTRIBUTION	(6,750.00)
RETAINED EARNINGS	(6,309.94)

TOTAL CAPITAL	(12,959.94)
NET PROFIT/(LOSS)	(3,121.43)

TOTAL EQUITY	(16,081.37)

TOTAL LIABILITIES AND EQUITY	314,505.34

Page: 2

CARDINAL MANAGEMENT L.P.

BALANCE SHEET

As Of 06/30/2002

Current YTD
ASSETS
CASH
CASH - OPERATING	22,863.17
CASH - OPERATING - BANK ONE	7,243.55
CASH - PETTY CASH	1,587.93
CASH - PAYROLL	3,002.07
CASH - PAYROLL - BANK ONE	(266.78)
CASH ON HAND	8,000.00
LICENSE FEE RESERVE	1,001.37
INSURANCE RESERVE	76,875.00

TOTAL CASH	120,306.31
NOTES RECEIVABLE
IEC PETTY CASH RECEIVABLE	2,440.04

TOTAL NOTES RECEIVABLE	2,440.04
INVENTORY
INVENTORY - LIQUOR	3,112.90
INVENTORY - BEER	2,407.43
INVENTORY - WINE	1,006.94
INVENTORY - CIGARS	470.32

TOTAL INVENTORY	6,997.59
FIXED ASSETS
LEASEHOLD IMPROVEMENTS	264,532.44
EQUIPMENT	71,969.14
FURNITURE & FIXTURES	7,572.61
SIGNS	15,676.26
ACCUMULATED DEPRECIATION	(269,642.61)

TOTAL FIXED ASSETS	90,157.84
OTHER ASSETS
DEPOSITS	37,985.72
GOODWILL	38,255.00

TOTAL OTHER ASSETS	76,240.72

TOTAL ASSETS	296,142.50

Pg: 1

CARDINAL MANAGEMENT L.P.

BALANCE SHEET

As Of 06/30/2002

Current YTD
LIABILITIES AND EQUITY
ACCOUNTS PAYABLE
ACCOUNTS PAYABLE	10,217.01

TOTAL ACCOUNTS PAYABLE	10,217.01
NOTES PAYABLE

TOTAL NOTES PAYABLE	0.00
PAYROLL LIABILITIES
ACCRUED PAYROLL	11,912.60
UNCLAIMED PAYROLL	4,092.69
FEDERAL TAXES PAYABLE	197.34
STATE WITHHOLDING PAYABLE	485.45
FUTA PAYABLE	524.31
SUTA PAYABLE	1,487.73
GARNISHMENTS PAYABLE	191.17

TOTAL PAYROLL LIABILITIES	18,891.29
TAXES PAYABLE
STATE SALES TAX PAYABLE	6,056.00
CITY SALES TAX PAYABLE	1,000.00

TOTAL TAXES PAYABLE	7,056.00
TOTAL LIABILITIES	36,164.30
CAPITAL
PROFIT DISTRIBUTION	(68,400.01)
CAPITAL	251,157.09

TOTAL CAPITAL	182,757.08
NET PROFIT/(LOSS)	77,221.12

TOTAL EQUITY	259,978.20

TOTAL LIABILITIES AND EQUITY	296,142.50

Pg: 2

CARDINAL MANAGEMENT L.P.

BALANCE SHEET

As Of 12/31/2005

Current YTD
ASSETS
CASH
CASH - OPERATING	30,651.66
CASH - OPERATING - COMMUNITY BANKS	13,205.06
CASH - PETTY CASH	2,761.03
CASH - PAYROLL - COMMUNITY BANKS	(4,599.67)
CASH - PAYROLL - COMMUNITY BANKS	178.23
CASH ON HAND	5,753.00
CASH - LIC FEE RESERVE - COMMUNITY BANKS	2,978.25
INSURANCE RESERVE	122,325.13

TOTAL CASH	173,252.69
NOTES RECEIVABLE
ACCOUNTS RECEIVABLE	14,000.00
IEC PETTY CASH RECEIVABLE	37.81

TOTAL NOTES RECEIVABLE	14,037.81
INVENTORY
INVENTORY - LIQUOR	5,373.65
INVENTORY - BEER	1,429.42
INVENTORY - WINE	684.42
INVENTORY - CIGARS	296.00

TOTAL INVENTORY	7,783.49
FIXED ASSETS
LEASEHOLD IMPROVEMENTS	298,764.70
EQUIPMENT	78,997.62
FURNITURE & FIXTURES	4,314.18
CARPET	12,992.00
SIGNS	14,775.26
ACCUM DEPREC LEASEHOLD IMPROVEMENTS	(297,226.99)

TOTAL FIXED ASSETS	112,616.77
OTHER ASSETS
GOODWILL	38,255.00

TOTAL OTHER ASSETS	38,255.00

TOTAL ASSETS	345,945.76

Pg: 1

CARDINAL MANAGEMENT L.P.

BALANCE SHEET

As Of 12/31/2005

Current YTD
LIABILITIES AND EQUITY
ACCOUNTS PAYABLE
ACCOUNTS PAYABLE	17,797.58

TOTAL ACCOUNTS PAYABLE	17,797.58
NOTES PAYABLE
LOANS PAYABLE	10,000.00

TOTAL NOTES PAYABLE	10,000.00
PAYROLL LIABILITIES
ACCRUED PAYROLL	3,188.14
UNCLAIMED PAYROLL	4,417.66
FICA PAYABLE	1,913.09
STATE WITHHOLDING PAYABLE	662.52
FUTA PAYABLE	400.33
SUTA PAYABLE	914.91
GARNISHMENTS PAYABLE	197.41

TOTAL PAYROLL LIABILITIES	11,694.06
TAXES PAYABLE
STATE SALES TAX PAYABLE	5,066.00
CITY SALES TAX PAYABLE	2,700.00

TOTAL TAXES PAYABLE	7,766.00
TOTAL LIABILITIES	47,257.64
CAPITAL
PROFIT DISTRIBUTION	(150,660.01)
CAPITAL	261,718.34

TOTAL CAPITAL	111,058.33
NET PROFIT/(LOSS)	187,629.79

TOTAL EQUITY	298,688.12

TOTAL LIABILITIES AND EQUITY	345,945.76

Pg: 2

MRC L.P.

BALANCE SHEET

As Of 06/30/2002

Current YTD
ASSETS
CASH
CASH - OPERATING	69,722.01
CASH - OPERATING - BANK ONE	3,097.94
CASH - PETTY CASH	2,231.29
CASH - PETTY CASH - BANK ONE	23,282.77
CASH - PAYROLL	156.20
CASH - PAYROLL - BANK ONE	142.08
CASH ON HAND	15,000.00
INSURANCE RESERVE	114,375.00

TOTAL CASH	228,007.29
NOTES RECEIVABLE
LOANS RECEIVABLE EMPLOYEE	500.00
LOANS RECEIVABLE OTHER	3,440.04

TOTAL NOTES RECEIVABLE	3,940.04
INVENTORY
INVENTORY - LIQUOR	4,691.01
INVENTORY - BEER	5,110.28
INVENTORY - WINE	589.59
INVENTORY - CIGARS	536.38

TOTAL INVENTORY	10,927.26
FIXED ASSETS
LEASEHOLD IMPROVEMENTS	66,797.85
EQUIPMENT	9,094.17
FURNITURE & FIXTURES	15,674.73
SIGNS	9,567.00
ACCUMULATED DEPRECIATION	(16,119.00)

TOTAL FIXED ASSETS	85,014.75
OTHER ASSETS
DEPOSITS	1,970.69

TOTAL OTHER ASSETS	1,970.69

TOTAL ASSETS	329,860.03

Pg: 1

MRC L.P.

BALANCE SHEET

As Of 06/30/2002

Current YTD
LIABILITIES AND EQUITY
ACCOUNTS PAYABLE
ACCOUNTS PAYABLE	12,780.14

TOTAL ACCOUNTS PAYABLE	12,780.14
NOTES PAYABLE
LOANS PAYABLE	100,000.00
LOAN PAYABLE - V LOWRIE	47,061.12

TOTAL NOTES PAYABLE	147,061.12
PAYROLL LIABILITIES
ACCRUED PAYROLL	15,879.57
UNCLAIMED PAYROLL	4,925.01
FEDERAL TAXES PAYABLE	173.30
STATE WITHHOLDING PAYABLE	594.15
FUTA PAYABLE	578.77
SUTA PAYABLE	459.60
GARNISHMENTS PAYABLE	132.20

TOTAL PAYROLL LIABILITIES	22,742.60
TAXES PAYABLE
STATE SALES TAX PAYABLE	12,226.48

TOTAL TAXES PAYABLE	12,226.48
TOTAL LIABILITIES	194,810.34
CAPITAL
PROFIT DISTRIBUTION	(243,000.00)
CAPITAL	150,917.95

TOTAL CAPITAL	(92,082.05)
NET PROFIT/(LOSS)	227,131.74

TOTAL EQUITY	135,049.69

TOTAL LIABILITIES AND EQUITY	329,860.03

Pg: 2

MRC L.P.

BALANCE SHEET

As Of 12/31/2005

Current YTD
ASSETS
CASH
CASH - OPERATING	35,236.83
CASH - OPERATING - BANK ONE	21,104.63
CASH - PETTY CASH	6,627.20
CASH - PAYROLL - COMMUNITY BANK OF COLORADO	4,443.15
CASH ON HAND	4,247.00
INSURANCE RESERVE	35,700.82

TOTAL CASH	107,359.63
NOTES RECEIVABLE
LOANS RECEIVABLE EMPLOYEE	100.00
LOANS RECEIVABLE OTHER	1,887.13

TOTAL NOTES RECEIVABLE	1,987.13
INVENTORY
INVENTORY - LIQUOR	5,166.77
INVENTORY - BEER	3,650.38
INVENTORY - WINE	1,742.60
INVENTORY - CIGARS	502.45

TOTAL INVENTORY	11,062.20
FIXED ASSETS
LEASEHOLD IMPROVEMENTS	208,750.15
EQUIPMENT	93,399.68
FURNITURE & FIXTURES	43,939.34
CARPET	27,078.21
SIGNS	16,248.50
ACCUM DEPREC LEASEHOLD IMPROVEMENTS	(184,768.00)

TOTAL FIXED ASSETS	204,647.88
OTHER ASSETS
DEPOSITS	1,718.53
UNIFORM DEPOSITS	2,222.77
PREPAIDS	3,373.00

TOTAL OTHER ASSETS	7,314.30

TOTAL ASSETS	332,371.14

Pg: 1

MRC L.P.

BALANCE SHEET

As Of 12/31/2005

Current YTD
LIABILITIES AND EQUITY
ACCOUNTS PAYABLE
ACCOUNTS PAYABLE	26,301.88

TOTAL ACCOUNTS PAYABLE	26,301.88
NOTES PAYABLE
LOAN PAYABLE - V LOWRIE	47,061.12

TOTAL NOTES PAYABLE	47,061.12
PAYROLL LIABILITIES
ACCRUED PAYROLL	3,242.04
UNCLAIMED PAYROLL	7,290.98
FICA PAYABLE	427.56
STATE WITHHOLDING PAYABLE	1,098.52
FUTA PAYABLE	381.14
SUTA PAYABLE	2,002.10
GARNISHMENTS PAYABLE	188.38

TOTAL PAYROLL LIABILITIES	14,630.72
TAXES PAYABLE
STATE SALES TAX PAYABLE	10,451.88

TOTAL TAXES PAYABLE	10,451.88
TOTAL LIABILITIES	98,445.60
CAPITAL
PROFIT DISTRIBUTION	(601,200.00)
CAPITAL	245,816.46

TOTAL CAPITAL	(355,383.54)
NET PROFIT/(LOSS)	589,309.08

TOTAL EQUITY	233,925.54

TOTAL LIABILITIES AND EQUITY	332,371.14

Pg: 2

RCC L.P.

BALANCE SHEET

As Of 06/30/2002

Current YTD
ASSETS
CASH
CASH - OPERATING	34,101.52
CASH - OPERATING - BANK ONE	1,384.59
CASH - PETTY CASH	4,706.60
CASH - PAYROLL	760.63
CASH - PAYROLL - BANK ONE	277.06
CASH ON HAND	9,000.00
LICENSE FEE RESERVE	22,732.49
INSURANCE RESERVE	80,875.00

TOTAL CASH	153,837.89
NOTES RECEIVABLE
LOANS RECEIVABLE EMPLOYEE	400.00

TOTAL NOTES RECEIVABLE	400.00
INVENTORY
INVENTORY - LIQUOR	2,662.62
INVENTORY - BEER	1,754.88
INVENTORY - WINE	303.35
INVENTORY - CIGARS	482.43

TOTAL INVENTORY	5,203.28
FIXED ASSETS
LEASEHOLD IMPROVEMENTS	34,032.56
EQUIPMENT	28,215.03
FURNITURE & FIXTURES	5,411.00
SIGNS	2,879.00
ACCUM DEPREC LEASEHOLD IMPROVEMENTS	(29,256.00)

TOTAL FIXED ASSETS	41,281.59
OTHER ASSETS
DEPOSITS	931.01
PRE-OPENING EXPENSES	117,167.00
ACCUM AMORTIZATION PRE-OPENING EXPENSE	(82,016.00)

TOTAL OTHER ASSETS	36,082.01

TOTAL ASSETS	236,804.77

Pg: 1

RCC L.P.

BALANCE SHEET

As Of 06/30/2002

Current YTD
LIABILITIES AND EQUITY
ACCOUNTS PAYABLE
ACCOUNTS PAYABLE	4,218.42

TOTAL ACCOUNTS PAYABLE	4,218.42
NOTES PAYABLE
LOANS PAYABLE	7,586.12

TOTAL NOTES PAYABLE	7,586.12
PAYROLL LIABILITIES
ACCRUED PAYROLL	11,207.97
UNCLAIMED PAYROLL	3,970.61
FICA PAYABLE	(857.99)
STATE WITHHOLDING PAYABLE	668.30
FUTA PAYABLE	506.08
SUTA PAYABLE	1,107.96
GARNISHMENTS PAYABLE	(174.76)

TOTAL PAYROLL LIABILITIES	16,428.17
TAXES PAYABLE
STATE SALES TAX PAYABLE	5,304.00
CITY SALES TAX PAYABLE	5,000.00

TOTAL TAXES PAYABLE	10,304.00
TOTAL LIABILITIES	38,536.71
CAPITAL
PROFIT DISTRIBUTION	(222,865.00)
CAPITAL	178,531.34

TOTAL CAPITAL	(44,333.66)
NET PROFIT/(LOSS)	242,601.72

TOTAL EQUITY	198,268.06

TOTAL LIABILITIES AND EQUITY	236,804.77

Pg: 2

RCC L.P.

BALANCE SHEET

As Of 12/31/2005

Current YTD
ASSETS
CASH
CASH - OPERATING	18,570.63
CASH - OPERATING - COMMUNITY BANKS	14,898.11
CASH - PETTY CASH	1,693.15
CASH - PAYROLL - COMMUNITY BANKS	(3,968.92)
CASH ON HAND	10,000.00
COMMUNITY BANK LIC. RESERVE	4,310.08
INSURANCE RESERVE	122,625.13

TOTAL CASH	168,128.18
NOTES RECEIVABLE
ACCOUNTS RECEIVABLE	5,000.00
LOANS RECEIVABLE EMPLOYEE	1,000.00
LOANS RECEIVABLE OTHER	126.98

TOTAL NOTES RECEIVABLE	6,126.98
INVENTORY
INVENTORY - LIQUOR	3,887.75
INVENTORY - BEER	2,256.86
INVENTORY - WINE	427.05
INVENTORY - CIGARS	440.00

TOTAL INVENTORY	7,011.66
FIXED ASSETS
LEASEHOLD IMPROVEMENTS	56,825.36
EQUIPMENT	45,774.67
FURNITURE & FIXTURES	12,070.52
CARPET	7,775.44
SIGNS	2,879.00
ACCUM DEPREC LEASEHOLD IMPROVEMENTS	(66,273.00)

TOTAL FIXED ASSETS	59,051.99
OTHER ASSETS
DEPOSITS	931.01
PRE-OPENING EXPENSES	117,167.00
ACCUM AMORTIZATION PRE-OPENING EXPENSES	(117,166.00)

TOTAL OTHER ASSETS	932.01

TOTAL ASSETS	241,250.82

Pg: 1

RCC L.P.

BALANCE SHEET

As Of 12/31/2005

Current YTD
ASSETS
CASH
CASH - OPERATING	18,570.63
CASH - OPERATING - COMMUNITY BANKS	14,898.11
CASH - PETTY CASH	1,693.15
CASH - PAYROLL - COMMUNITY BANKS	(3,968.92)
CASH ON HAND	10,000.00
COMMUNITY BANK LIC. RESERVE	4,310.08
INSURANCE RESERVE	122,625.13

TOTAL CASH	168,128.18
NOTES RECEIVABLE
ACCOUNTS RECEIVABLE	5,000.00
LOANS RECEIVABLE EMPLOYEE	1,000.00
LOANS RECEIVABLE OTHER	126.98

TOTAL NOTES RECEIVABLE	6,126.98
INVENTORY
INVENTORY - LIQUOR	3,887.75
INVENTORY - BEER	2,256.86
INVENTORY - WINE	427.05
INVENTORY - CIGARS	440.00

TOTAL INVENTORY	7,011.66
FIXED ASSETS
LEASEHOLD IMPROVEMENTS	56,825.36
EQUIPMENT	45,774.67
FURNITURE & FIXTURES	12,070.52
CARPET	7,775.44
SIGNS	2,879.00
ACCUM DEPREC LEASEHOLD IMPROVEMENTS	(66,273.00)

TOTAL FIXED ASSETS	59,051.99
OTHER ASSETS
DEPOSITS	931.01
PRE-OPENING EXPENSES	117,167.00
ACCUM AMORTIZATION PRE-OPENING EXPENSES	(117,166.00)

TOTAL OTHER ASSETS	932.01

TOTAL ASSETS	241,250.82

Pg: 1

IRC L.P.

BALANCE SHEET

As Of 06/30/2002

Current YTD
ASSETS
CASH
CASH - OPERATING	90,678.83
CASH - OPERATING - BANK ONE	8,012.25
CASH - PETTY CASH	2,183.10
CASH - PAYROLL	4,478.38
CASH - PAYROLL - BANK ONE	(551.97)
CASH ON HAND	19,000.00
INSURANCE RESERVE	113,581.00

TOTAL CASH	237,381.59
NOTES RECEIVABLE
LOANS RECEIVABLE EMPLOYEE	800.00
LOANS RECEIVABLE OTHER	2,440.04

TOTAL NOTES RECEIVABLE	3,240.04
INVENTORY
INVENTORY - LIQUOR	12,012.97
INVENTORY - BEER	4,266.62
INVENTORY - WINE	6,465.82
INVENTORY - CIGARS	2,508.59

TOTAL INVENTORY	25,254.00
FIXED ASSETS
LEASEHOLD IMPROVEMENTS	302,181.93
EQUIPMENT	39,469.87
FURNITURE & FIXTURES	54,050.23
CARPET	25,180.86
SIGNS	5,750.92
ACCUMULATED DEPRECIATION	(47,589.00)

TOTAL FIXED ASSETS	379,044.81
OTHER ASSETS
DEPOSITS	2,297.06

TOTAL OTHER ASSETS	2,297.06

TOTAL ASSETS	647,217.50

Pg: 1

IRC L.P.

BALANCE SHEET

As Of 06/30/2002

Current YTD
LIABILITIES AND EQUITY
ACCOUNTS PAYABLE
ACCOUNTS PAYABLE	9,973.95

TOTAL ACCOUNTS PAYABLE	9,973.95
NOTES PAYABLE
LOANS PAYABLE	84,526.56

TOTAL NOTES PAYABLE	84,526.56
PAYROLL LIABILITIES
ACCRUED PAYROLL	17,801.97
UNCLAIMED PAYROLL	7,005.03
FEDERAL TAXES PAYABLE	347.93
STATE WITHHOLDING PAYABLE	810.16
FUTA PAYABLE	695.05
SUTA PAYABLE	570.02
GARNISHMENTS PAYABLE	195.40

TOTAL PAYROLL LIABILITIES	27,425.56
TAXES PAYABLE
STATE SALES TAX PAYABLE	18,153.00

TOTAL TAXES PAYABLE	18,153.00
TOTAL LIABILITIES	140,079.07
CAPITAL
PROFIT DISTRIBUTION	(434,700.00)
CAPITAL	458,482.86

TOTAL CAPITAL	23,782.86
NET PROFIT/(LOSS)	483,355.57

TOTAL EQUITY	507,138.43

TOTAL LIABILITIES AND EQUITY	647,217.50

Pg: 2

IRC L.P.

BALANCE SHEET

As Of 12/31/2005

Current YTD
ASSETS
CASH
CASH - OPERATING	23,705.71
CASH - OPERATING - COMMUNITY BANKS	70,496.84
CASH - PETTY CASH	(1,640.23)
CASH - PAYROLL -COMMUNITY BANKS	(8,768.58)
CASH ON HAND	38,000.00
CASH - CONSTRUCTION	8,400.50
INSURANCE RESERVE	(167,293.18)

TOTAL CASH	(37,098.94)
NOTES RECEIVABLE
LOANS RECEIVABLE EMPLOYEE	1,545.00
LOANS RECEIVABLE OTHER	1,119.13

TOTAL NOTES RECEIVABLE	2,664.13
INVENTORY
INVENTORY - LIQUOR	14,135.34
INVENTORY - BEER	4,137.62
INVENTORY - WINE	15,938.73
INVENTORY - CIGARS	1,631.14
INVENTORY - BOUTIQUE	3,186.68

TOTAL INVENTORY	39,029.51
FIXED ASSETS
LEASEHOLD IMPROVEMENTS	1,002,643.10
PARKING LOT	238,314.06
EQUIPMENT	322,965.86
FURNITURE & FIXTURES	152,291.62
CARPET	45,709.77
SIGNS	66,299.26
ACCUM DEPREC LEASEHOLD IMPROVEMENTS	(460,775.00)

TOTAL FIXED ASSETS	1,367,448.67
OTHER ASSETS
UNIFORM DEPOSITS	7,344.07
LOAN FEES	3,467.00
LICENSE FEES	25,000.00

TOTAL OTHER ASSETS	35,811.07

TOTAL ASSETS	1,407,854.44

Pg: 1

IRC L.P.

BALANCE SHEET

As Of 12/31/2005

Current YTD
LIABILITIES AND EQUITY
ACCOUNTS PAYABLE
ACCOUNTS PAYABLE	42,422.62

TOTAL ACCOUNTS PAYABLE	42,422.62
NOTES PAYABLE
LOANS PAYABLE	279,329.02
NOTE PAYABLE AMFIRST BANK	360,054.02

TOTAL NOTES PAYABLE	639,383.04
PAYROLL LIABILITIES
ACCRUED PAYROLL	6,733.12
UNCLAIMED PAYROLL	10,865.34
FICA PAYABLE	4,883.51
STATE WITHHOLDING PAYABLE	1,472.86
FUTA PAYABLE	582.15
SUTA PAYABLE	1,852.75
GARNISHMENTS PAYABLE	264.69

TOTAL PAYROLL LIABILITIES	26,654.42
TAXES PAYABLE
STATE SALES TAX PAYABLE	21,021.31

TOTAL TAXES PAYABLE	21,021.31
TOTAL LIABILITIES	729,481.39
CAPITAL
PROFIT DISTRIBUTION	(659,700.00)
CAPITAL	407,763.02

TOTAL CAPITAL	(251,936.98)
NET PROFIT/(LOSS)	930,310.03

TOTAL EQUITY	678,373.05

TOTAL LIABILITIES AND EQUITY	1,407,854.44

Pg: 2

Exhibit 7

KENTUCKY RESTAURANT CONCEPTS, INC.

STATEMENT OF INCOME

For 01/01/2002 To 06/30/2002

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
SALES
SALES - LIQUOR	96,973.50	60.68	572,431.81	58.48
SALES - CIGARS	244.00	0.15	1,585.00	0.16

TOTAL SALES	97,217.50	60.84	574,016.81	58.64
OTHER INCOME
COVER CHARGE	28,299.00	17.71	218,271.00	22.30
TABLE DANCE INCOME	22,205.00	13.90	123,822.00	12.65
MISC INCOME	12,082.00	7.56	62,763.00	6.41

TOTAL OTHER INCOME	62,586.00	39.16	404,856.00	41.36

GROSS INCOME	159,803.50	100.00	978,872.81	100.00
COST OF SALES
COST OF SALES - LIQUOR	13,789.11	14 22	80,051.00	13.98
COST OF SALES - CIGARS	(50.32)	-20.62	698.22	44.05

TOTAL COST OF SALES	13,738.79	8.60	80,749.22	8.25

GROSS PROFIT	146,064.71	91.40	898,123.59	91.75

Page: 1

KENTUCKY RESTAURANT CONCEPTS, INC.

STATEMENT OF INCOME

For 01/01/2002 To 06/30/2002

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
PERSONNEL EXPENSE
PAYROLL	25,066.55	15.69	156,365.81	15.97
FICA EXPENSE	2,325.35	1.46	13,814.44	1.41
BONUSES	4,182.41	2.62	20,192.93	2.06

TOTAL PERSONNEL EXPENSE	31,574.31	19.76	190,373.18	19.45
SUPPLY EXPENSE
BAR SUPPLIES	1,066.49	0.67	12,651.08	1.29
CLEANING SUPPLIES	0.00	0.00	131.30	0.01
OFFICE SUPPLIES	373.82	0.23	1,596.08	0.16
OTHER SUPPLIES	626.87	0.39	4,403.78	0.45

TOTAL SUPPLY EXPENSE	2,067.18	1.29	18,782.24	1.92
SERVICES AND FEES
MANAGEMENT FEES - PERSONNEL	1,787.22	1.12	11,559.60	1.18
MANAGEMENT FEES - GEN & ADM	2,449.59	1.53	15,960.54	1.63
CONSULTING FEES	2,395.00	1.50	7,367.50	0.75
PAGERS	40.53	0.03	239.22	0.02
TELEPHONES	639.89	0.40	3,356.90	0.34
CELLULAR PHONES	358.04	0.22	1,670.90	0.17
UTILITIES	2,192.69	1.37	11,833.48	1.21
LEGAL & ACCOUNTING OUTSIDE	0.00	0.00	44,786.41	4.58
BOOKKEEPING SERVICES	3,867.02	2.42	24,732.42	2.53
SECURITY	0.00	0.00	898.78	0.09
BANK CHARGES	214.76	0.13	1,338.60	0.14
CREDIT CARD CHARGES	1,118.60	0.70	5,532.94	0.57
HEALTH INSURANCE	2,680.06	1.68	13,208.18	1.35
WORKER’S COMPENSATION INS	2,418.33	1.51	13,867.84	1.42
GENERAL LIABILITY INSURANCE	0.00	0.00	4,967.10	0.51
LAUNDRY	625.69	0.39	3,173.71	0.32

TOTAL SERVICES AND FEES	20,787.42	13.01	164,494.12	16.80
ADVERTISING AND PROMOTIONS
PROMOTIONAL EXPENSE	5,124.25	3.21	53,479.63	5.46

TOTAL ADVERTISING AND PROMOTIONS	5,124.25	3.21	53,479.63	5.46

Page: 2

KENTUCKY RESTAURANT CONCEPTS, INC.

STATEMENT OF INCOME

For 01/01/2002 To 06/30/2002

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
OTHER EXPENSES
BAD CHECKS	0.00	0.00	81.00	0.01
CASH OVER & SHORT	(58.89)	(0.04)	(450.58)	(0.05)
GIFT CERTIFICATES	(690.00)	(0.43)	(1,031.00)	(0.11)
MACHINE RENTAL	166.87	0.10	230.47	0.02
MUSIC	0.00	0.00	3,035.05	0.31
POSTAGE	558.94	0.35	2,394.57	0.25
RENT	9,250.00	5.79	55,500.00	5.67
REPAIRS & MAINTENANCE	1,595.70	1.00	23,159.07	2.37
JANITORIAL & TRASH	2.901.64	1.82	17,463.50	1.78
CONTRIBUTIONS	300.00	0.19	1,800.00	0.18
DUES & SUBSCRIPTIONS	0.00	0.00	1,256.37	0.13
TAXES & LICENSES	0.00	0.00	3,767.33	0.39
SALES TAXES	8,948.09	5.60	54,833.76	5.60
AUTOMOBILE	0.00	0.00	3,142.75	0.32
EMPLOYEE RELATIONS	453.04	0.28	659.89	0.07
TRAVEL & LODGING	735.71	0.49	7,857.51	0.80
ENTERTAINMENT & MEALS	0.00	0.00	421.22	0.04
MISC EXPENSE	988.12	0.62	3,198.50	0.33

TOTAL OTHER EXPENSES	25,199.22	15.77	177,319.41	18.12

TOTAL EXPENSES	84,752.38	53.04	604,448.58	61.75
NET INCOME	61,312.33	38.37	293,675.01	30.00

Page: 3

ALL STARS DENVER LP

STATEMENT OF INCOME

For 01/01/2002 To 06/30/2002

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
SALES
SALES - LIQUOR	92,999.75	80.78	555,535.65	80.56
SALES - CIGARETTES	2,216.00	1.93	14,061.00	2.04
SALES - CIGARS	212.00	0.18	1,190.00	0.17

TOTAL SALES	95,427.75	82.89	570,786.65	82.77
OTHER INCOME
COVER CHARGE	14,554.00	12.64	93,029.00	13.49
TABLE DANCE INCOME	0.00	0.00	100.00	0.02
MISC INCOME	5,143.50	4.47	25,700.06	3.73

TOTAL OTHER INCOME	19,697.50	17.11	118,829.06	17.23

GROSS INCOME	115,125.25	100.00	689,615.71	100.00
COST OF SALES
COST OF SALES - BAR	14,144.63	15.21	82,773.67	14.90
COST OF SALES - CIGARETTES	2,939.95	132.67	11.965.77	85.10
COST OF SALES - CIGARS	106.90	50.42	926.02	77.82

TOTAL COST OF SALES	17,191.48	14.93	95,665.46	13.87

GROSS PROFIT	97,933.77	85.07	593,950.25	86.13

Page: 1

ALL STARS DENVER LP

STATEMENT OF INCOME

For 01/01/2002 To 06/30/2002

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
PERSONNEL EXPENSE
PAYROLL	21,895.61	19.02	132,526.79	19.22
PAYROLL TAXES	1,747.26	1.52	10,049.53	1.46
BONUSES	3,789.05	3.29	23,297.50	3.38

TOTAL PERSONNEL EXPENSE	27,431.92	23.83	165,873.82	24.05
SUPPLY EXPENSE
BAR SUPPLIES	2,084.40	1.81	12,867.79	1.87
CLEANING SUPPLIES	68.04	0.06	372.83	0.05
OFFICE SUPPLIES	374.41	0.33	4,430.19	0.64
FOOD SERVICE EXPENSE	6,287.57	5.46	29,171.11	4.23
OTHER SUPPLIES	756.45	0.66	4,154.07	0.60

TOTAL SUPPLY EXPENSE	9,570.87	8.31	50,995.99	7.40
SERVICES AND FEES
MANAGEMENT FEES - PERSONNEL	320.56	0.28	5,140.23	0.75
CONSULTING FEES	1,200.00	1.04	12,750.00	1.85
PAGERS	0.00	0.00	96.57	0.01
TELEPHONES	590.72	0.51	3,342.68	0.49
CELLULAR PHONES	316.31	0.28	1,480.83	0.22
UTILITIES	1,557.37	1.35	11,920.75	1.73
LEGAL & ACCOUNTING OUTSIDE	7,608.00	6.61	16,676.42	2.42
SECURITY	357.98	0.31	2,549.77	0.37
TELECHECK	225.20	0.20	1,322.56	0.19
BANK CHARGES	229.76	0.20	1,353.82	0.20
CREDIT CARD CHARGES	620.45	0.54	3,616.61	0.52
HEALTH INSURANCE	1,702.79	1.48	9,429.32	1.37
WORKER’S COMPENSATION INSURANCE	802.00	0.70	8,122.28	1.18
GENERAL LIABILITY INSURANCE	0.00	0.00	4,002.81	0.58
LAUNDRY	404.89	0.35	2,869.16	0.42

TOTAL SERVICES AND FEES	15,936.03	13.84	84,673.81	12.28
ADVERTISING AND PROMOTIONS
ADVERTISING - RETAIL	0.00	0.00	77.91	0.01
PROMOTIONAL EXPENSE	5,644.24	4.90	27,822.04	4.03

TOTAL ADVERTISING AND PROMOTIONS	5,644.24	4.90	27,899.95	4.05

Page: 2

ALL STARS DENVER LP

STATEMENT OF INCOME

For 01/01/2002 To 06/30/2002

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
OTHER EXPENSES
BAD CHECKS	0.00	0.00	79.00	0.01
CASH OVER & SHORT	(515.53)	(0.45)	(1,497.82)	(0.22)
GIFT CERTIFICATES	3.00	0.00	(607.00)	(0.09)
MACHINE RENTAL	144.69	0.13	695.03	0.10
MUSIC	0.00	0.00	3,430.74	0.50
RENT	8,333.33	7.24	49,999.98	7.25
REPAIRS & MAINTENANCE	4,572.06	3.97	28,085.60	4.07
JANITORIAL & TRASH	3,048.28	2.65	18,369.56	2.66
CONTRIBUTIONS	300.00	0.26	1,800.00	0.26
DUES & SUBSCRIPTIONS	213.33	0.19	406.36	0.06
TAXES & LICENSES	3,039.50	2.64	5,489.50	0.80
SALES TAXES	6,314.00	5.48	37,717.00	5.47
AUTOMOBILE	627.31	0.55	4,811.50	0.70
EMPLOYEE RELATIONS	462.64	0.40	3,155.29	0.46
TRAVEL & LODGING	0.00	0.00	5,258.65	0.76
ENTERTAINMENT & MEALS	30.47	0.03	229.46	0.03
MISC EXPENSE	116.87	0.10	215.58	0.03

TOTAL OTHER EXPENSES	26,689.95	23.18	157,638.43	22.86

TOTAL EXPENSES	85,273.01	74.07	487,062.00	70.63
NET INCOME	12,660.76	11.00	106,868.25	15.50

Page: 3

DENVER RESTAURANT CONCEPTS LP

STATEMENT OF INCOME

For 01/01/2002 To 06/30/2002

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
SALES
SALES - LIQUOR	168,163.90	69.18	930,612.21	71.24
SALES - CIGARETTES	2,640.00	1.09	14,500.00	1.11
SALES - CIGARS	394.00	0.16	1,804.00	0.14

TOTAL SALES	171,197.90	70.43	946,916.21	72.49
OTHER INCOME
COVER CHARGE	47,501.00	19.54	246,909.00	18.90
TABLE DANCE INCOME	14,705.00	6.05	70,392.00	5.39
MISC INCOME	9,666.00	3.98	42,058.11	3.22

TOTAL OTHER INCOME	71,872.00	29.57	359,359.11	27.51

GROSS INCOME	243,069.90	100.00	1,306,275.32	100.00
COST OF SALES
COST OF SALES - BAR	22,338.47	13.28	113,537.99	12.20
COST OF SALES - CIGARETTES	560.07	21.21	9,402.93	64.85
COST OF SALES - CIGARS	301.90	76.62	948.80	52.59

TOTAL COST OF SALES	23,200.44	9.55	123,889.72	9.48

GROSS PROFIT	219,869.46	90.46	1,182,385.60	90.52

Page: 1

DENVER RESTAURANT CONCEPTS LP

STATEMENT OF INCOME

For 01/01/2002 To 06/30/2002

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
PERSONNEL EXPENSE
PAYROLL	27,346.58	11.25	169,841.08	13.00
PAYROLL TAXES	1,921.69	0.79	11,792.61	0.90
BONUSES	4,860.37	2.00	28,386.70	2.17
CONTRACT LABOR	4,720.50	1.94	28,558.50	2.19

TOTAL PERSONNEL EXPENSE	38,849.14	15.98	238,578.89	18.26
SUPPLY EXPENSE
BAR SUPPLIES	2,675.35	1.10	15,854.14	1.21
CLEANING SUPPLIES	63.93	0.03	262.66	0.02
OFFICE SUPPLIES	353.70	0.15	4,428.95	0.34
OTHER SUPPLIES	728.29	0.30	5,484.86	0.42

TOTAL SUPPLY EXPENSE	3,821.27	1.57	26,030.61	1.99
SERVICES AND FEES
MANAGEMENT FEES - PERSONNEL	320.56	0.13	5,140.23	0.39
CONSULTING FEES	6,700.00	2.76	45,650.00	3.50
PAGERS	0.00	0.00	96.58	0.01
TELEPHONES	603.60	0.25	3,411.03	0.26
CELLULAR PHONES	385.29	0.16	1,733.28	0.13
UTILITIES	1,997.39	0.82	13,379.25	1.02
LEGAL & ACCOUNTING OUTSIDE	0.00	0.00	6,076.54	0.47
SECURITY	239.55	0.10	2,254.37	0.17
TELECHECK	202.10	0.08	1,240.63	0.10
BANK CHARGES	247.67	0.10	1,401.31	0.11
CREDIT CARD CHARGES	983.64	0.41	5,971.19	0.46
HEALTH INSURANCE	2,827.49	1.16	16,346.68	1.25
WORKER’S COMPENSATION INSURANCE	2,552.50	1.05	15,355.90	1.18
GENERAL LIABILITY INSURANCE	1,633.60	0.67	10,640.81	0.82
LAUNDRY	189.05	0.08	1,258.80	0.10

TOTAL SERVICES AND FEES	18,882.44	7.77	129,956.60	9.95
ADVERTISING AND PROMOTIONS
ADVERTISING - RETAIL	0.00	0.00	77.92	0.01
PROMOTIONAL EXPENSE	4,972.74	2.05	31,658.57	2.42

TOTAL ADVERTISING AND PROMOTIONS	4,972.74	2.05	31,736.49	2.43

Page: 2

DENVER RESTAURANT CONCEPTS LP

STATEMENT OF INCOME

For 01/01/2002 To 06/30/2002

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
OTHER EXPENSES
BAD CHECKS	0.00	0.00	55.00	0.00
CASH OVER & SHORT	121.86	0.05	(1,163.41)	(0.09)
GIFT CERTIFICATES	(61.00)	(0.03)	(1,295.00)	(0.10)
MACHINE RENTAL	500.25	0.21	2,012.09	0.15
MUSIC	31.81	0.01	2,368.78	0.18
RENT	9,183.33	3.78	55,099.98	4.22
REPAIRS & MAINTENANCE	15,541.08	6.39	46,491.59	3.56
JANITORIAL & TRASH	3,463.58	1.43	20,646.16	1.58
CONTRIBUTIONS	300.00	0.12	1,800.00	0.14
DUES & SUBSCRIPTIONS	213.33	0.09	469.32	0.04
TAXES & LICENSES	25.00	0.01	31,060.04	2.38
SALES TAXES	11,999.68	4.94	66,294.38	5.08
AUTOMOBILE	640.33	0.26	4,916.66	0.38
EMPLOYEE RELATIONS	587.16	0.24	4,014.30	0.31
TRAVEL & LODGING	0.00	0.00	5,258.69	0.40
ENTERTAINMENT & MEALS	30.47	0.01	229.37	0.02
MISC EXPENSE	54.87	0.02	563.50	0.04

TOTAL OTHER EXPENSES	42,631.75	17.54	238,821.45	18.28

TOTAL EXPENSES	109,157.34	44.91	665,124.04	50.92
NET INCOME	110,712.12	45.55	517,261.56	39.60

Page: 3

CARDINAL MANAGEMENT L.P.

STATEMENT OF INCOME

For 01/01/2002 To 06/30/2002

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
SALES
SALES - LIQUOR	92,347.34	68.08	560,146.53	69.73
SALES - CIGARS	158.00	0.12	898.00	0.11

TOTAL SALES	92,505.34	68.20	561,044.53	69.84
OTHER INCOME
COVER CHARGE	26,942.00	19.86	157,864.09	19.65
TABLE DANCE INCOME	10,405.00	7.67	60,175.00	7.49
MISC INCOME	5,787.49	4.27	24,254.98	3.02

TOTAL OTHER INCOME	43,134.49	31.80	242,294.07	30.16

GROSS INCOME	135,639.83	100.00	803,338.60	100.00
COST OF SALES
COST OF SALES - BAR	12,327.53	13.35	77,089.35	13.76
COST OF SALES - CIGARS	66.91	42.35	532.56	59.31

TOTAL COST OF SALES	12,394.44	9.14	77,621.91	9.66

GROSS PROFIT	123,245.39	90.86	725,716.69	90.34

Page: 1

CARDINAL MANAGEMENT L.P.

STATEMENT OF INCOME

For 01/01/2002 To 06/30/2002

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
PERSONNEL EXPENSE
PAYROLL	21,687.12	15.99	151,517.99	18.86
PAYROLL TAXES	2,645.99	1.95	17,578.77	2.19
BONUSES	3,959.66	2.92	26,199.78	3.26
MANAGEMENT PAYROLL	9,718.32	7.17	57,075.90	7.11
CONTRACT LABOR	2,625.00	1.94	14,175.00	1.77

TOTAL PERSONNEL EXPENSE	40,636.09	29.96	266,547.44	33.18
SUPPLY EXPENSE
BAR SUPPLIES	1,702.07	1.26	15,976.87	1.99
CLEANING SUPPLIES	0.00	0.00	470.95	0.06
OFFICE SUPPLIES	263.03	0.19	2,632.48	0.33
OTHER SUPPLIES	978.17	0.72	5,765.22	0.72

TOTAL SUPPLY EXPENSE	2,943.27	2.17	24,845.52	3.09
SERVICES AND FEES
ST. LOUIS OFFICE EXPENSE	1,289.14	0.95	8,641.46	1.08
MANAGEMENT FEES - PERSONNEL	1,787.22	1.32	11,559.72	1.44
MANAGEMENT FEES - GEN & ADM	3,266.24	2.41	21,281.40	2.65
CONSULTING FEES	0.00	0.00	7,600.00	0.95
PAGERS	43.48	0.03	259.64	0.03
TELEPHONES	387.54	0.29	2,093.28	0.26
CELLULAR PHONES	564.98	0.42	1,741.89	0.22
UTILITIES	1,784.34	1.32	9,788.94	1.22
LEGAL & ACCOUNTING OUTSIDE	2,600.00	1.92	18,173.68	2.26
BOOKKEEPING SERVICES	4,072.40	3.00	26,052.00	3.24
SECURITY	629.00	0.46	2,947.02	0.37
BANK CHARGES	384.92	0.28	2,461.41	0.31
CREDIT CARD CHARGES	92.52	0.07	986.87	0.12
HEALTH INSURANCE	3,269.46	2.41	18,444.24	2.30
WORKER’S COMPENSATION INSURANCE	2,942.25	2.17	20,372.25	2.54
GENERAL LIABILITY INSURANCE	1,061.84	0.78	6,652.86	0.83
LAUNDRY	700.73	0.52	3,778.13	0.47

TOTAL SERVICES AND FEES	24,876.06	18.34	162,834.79	20.27
ADVERTISING AND PROMOTIONS
ADVERTISING - RETAIL	0.00	0.00	176.08	0.02
PROMOTIONAL EXPENSE	2,738.56	2.02	24,499.79	3.05

TOTAL ADVERTISING AND PROMOTIONS	2,738.56	2.02	24,675.87	3.07

Page: 2

CARDINAL MANAGEMENT L.P.

STATEMENT OF INCOME

For 01/01/2002 To 06/30/2002

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
OTHER EXPENSES
CASH OVER & SHORT	(50.41)	(0.04)	(60.92)	(0.01)
GIFT CERTIFICATES	329.00	0.24	(245.00)	(0.03)
MACHINE RENTAL	789.38	0.58	5,224.21	0.65
MUSIC	0.00	0.00	1,668.29	0.21
POSTAGE	648.82	0.48	3,015.16	0.38
RENT	9,478.74	6.99	54,216.52	6.75
REPAIRS & MAINTENANCE	5,024.78	3.71	13,944.88	1.74
JANITORIAL & TRASH	187.89	0.14	1,517.34	0.19
CONTRIBUTIONS	133.33	0.10	2,283.33	0.28
DUES & SUBSCRIPTIONS	102.50	0.08	646.36	0.08
TAXES & LICENSES	3,500.00	2.58	16,426.75	2.05
PROPERTY TAXES	8,428.80	6.21	8,428.80	1.05
SALES TAXES	6,056.00	4.47	36,719.00	4.57
AUTOMOBILE	1,369.87	1.01	5,911.11	0.74
EMPLOYEE RELATIONS	780.33	0.58	4,146.23	0.52
TRAVEL & LODGING	1,112.12	0.82	10,868.82	1.35
ENTERTAINMENT & MEALS	18.33	0.01	253.72	0.03
MISC EXPENSE	742.98	0.55	4,627.35	0.58

TOTAL OTHER EXPENSES	38,652.46	28.50	169,591.95	21.11

TOTAL EXPENSES	109,846.44	80.98	648,495.57	80.73
NET INCOME	13,398.95	9.88	77,221.12	9.61

Page: 3

MRC L.P.

STATEMENT OF INCOME

For 01/01/2002 To 06/30/2002

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
SALES
SALES - LIQUOR	158,929.05	58.77	940,248.37	59.64
SALES - CIGARS	810.00	0.30	4,170.00	0.27

TOTAL SALES	159,739.05	59.06	944,418.37	59.91
OTHER INCOME
COVER CHARGE	55,255.99	20.43	339,173.33	21.52
TABLE DANCE INCOME	36,385.00	13.45	198,230.00	12.58
MISC INCOME	19,070.00	7.05	94,604.39	6.00

TOTAL OTHER INCOME	110,710.99	40.94	632,007.72	40.09

GROSS INCOME	270,450.04	100.00	1,576,426.09	100.00
COST OF SALES
COST OF SALES - BAR	20,203.35	12.71	122,277.35	13.00
COST OF SALES - CIGARS	506.06	62.48	3,239.07	77.68

TOTAL COST OF SALES	20,709.41	7.66	125,516.42	7.96

GROSS PROFIT	249,740.63	92.34	1,450,909.67	92.04

Page: 1

MRC L.P.

STATEMENT OF INCOME

For 01/01/2002 To 06/30/2002

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
PERSONNEL EXPENSE
PAYROLL	36,321.73	13.43	169,317.69	10.74
PAYROLL TAXES	2,415.43	0.89	18,149.54	1.15
BONUSES	7,058.50	2.61	37,913.79	2.41
MANAGEMENT PAYROLL	9,718.31	3.59	57,075.89	3.62

TOTAL PERSONNEL EXPENSE	55,513.97	20.53	282,456.91	17.92
SUPPLY EXPENSE
BAR SUPPLIES	3,138.32	1.16	24,912.70	1.58
CLEANING SUPPLIES	233.74	0.09	1,218.61	0.08
OFFICE SUPPLIES	214.28	0.08	2,635.34	0.17
OTHER SUPPLIES	1,295.18	0.48	9,245.01	0.59

TOTAL SUPPLY EXPENSE	4,881.52	1.81	38,011.66	2.41
SERVICES AND FEES
ST. LOUIS OFFICE EXPENSE	1,289.18	0.48	8,641.73	0.55
MANAGEMENT FEES - PERSONNEL	1,787.22	0.66	11,559.68	0.73
MANAGEMENT FEES - GEN & ADM	3,266.31	1.21	22,282.53	1.41
CONSULTING FEES	6,613.87	2.45	48,759.09	3.09
PAGERS	43.48	0.02	259.64	0.02
TELEPHONES	504.57	0.19	2,823.13	0.18
CELLULAR PHONES	565.01	0.21	1,741.98	0.11
UTILITIES	502.02	0.19	15,326.21	0.97
LEGAL & ACCOUNTING OUTSIDE	1,087.50	0.40	12,576.22	0.80
BOOKKEEPING SERVICES	4,072.40	1.51	26,052.01	1.65
SECURITY	590.00	0.22	3,540.00	0.23
BANK CHARGES	398.21	0.15	2,577.70	0.16
CREDIT CARD CHARGES	1,198.20	0.44	6,415.11	0.41
HEALTH INSURANCE	1,776.11	0.66	9,652.22	0.61
WORKER’S COMPENSATION INSURANCE	3,091.25	1.14	21,266.25	1.35
GENERAL LIABILITY INSURANCE	1,960.32	0.73	6,458.53	0.41
LAUNDRY	1,405.86	0.52	8,649.99	0.55

TOTAL SERVICES AND FEES	30,151.51	11.15	208,582.02	13.23
ADVERTISING AND PROMOTIONS
ADVERTISING - RETAIL	0.00	0.00	176.09	0.01
PROMOTIONAL EXPENSE	8,268.58	3.06	67,940.34	4.31

TOTAL ADVERTISING AND PROMOTIONS	8,268.58	3.06	68,116.43	4.32

Page: 2

MRC L.P.

STATEMENT OF INCOME

For 01/01/2002 To 06/30/2002

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
OTHER EXPENSES
CASH OVER & SHORT	512.89	0.19	227.88	0.01
GIFT CERTIFICATES	226.00	0.08	2,061.00	0.13
MACHINE RENTAL	524.69	0.19	3,556.38	0.23
MUSIC	0.00	0.00	2,120.36	0.14
POSTAGE	648.84	0.24	3,015.29	0.19
RENT	67,311.45	24.89	342,587.62	21.73
REPAIRS & MAINTENANCE	11,317.06	4.19	79,652.88	5.05
JANITORIAL & TRASH	2,466.55	0.91	15,189.30	0.96
CONSTRUCTION EXPENSE	2,998.18	1.11	54,239.65	3.44
CONTRIBUTIONS	133.33	0.05	2,183.33	0.14
DUES & SUBSCRIPTIONS	2.50	0.00	546.36	0.04
TAXES & LICENSES	0.00	0.00	499.75	0.03
PROPERTY TAXES	18,659.04	6.90	18,659.04	1.18
SALES TAXES	12,226.48	4.52	72,288.81	4.59
AUTOMOBILE	979.87	0.36	5,466.34	0.35
INTEREST	4,169.86	1.54	4,169.86	0.27
EMPLOYEE RELATIONS	777.66	0.29	3,711.81	0.24
TRAVEL & LODGING	1,112.12	0.41	10,868.89	0.69
ENTERTAINMENT & MEALS	18.33	0.01	253.72	0.02
MISC EXPENSE	1,074.87	0.40	5,312.64	0.34

TOTAL OTHER EXPENSES	125,159.72	46.28	626,610.91	39.75

TOTAL EXPENSES	223,975.30	82.82	1,223,777.93	77.63
NET INCOME	25,765.33	9.53	227,131.74	14.41

Page: 3

RCC L.P.

STATEMENT OF INCOME

For 01/01/2002 To 06/30/2002

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
SALES
SALES - LIQUOR	80,657.11	59.10	514,371.37	62.25
SALES - CIGARS	266.00	0.20	1,565.00	0.19

TOTAL SALES	80,923.11	59.29	515,936.37	62.44
OTHER INCOME
COVER CHARGE	29,543.00	21.65	173,289.00	20.97
TABLE DANCE INCOME	15,710.00	11.51	90,855.00	11.00
MISC INCOME	10,312.23	7.56	46,182.14	5.59

TOTAL OTHER INCOME	55,565.23	40.71	310,326.14	37.56

GROSS INCOME	136,488.34	100.00	826,262.51	100.00
COST OF SALES
COST OF SALES - LIQUOR	10,766.40	13.35	65,383.15	12.71
COST OF SALES - CIGARS	97.48	36.65	1,138.51	72.75

TOTAL COST OF SALES	10,863.83	7.96	66,521.66	8.05

GROSS PROFIT	125,624.46	92.04	759,740.85	91.95

Page: 1

RCC L.P.

STATEMENT OF INCOME

For 01/01/2002 To 06/30/2002

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
PERSONNEL EXPENSE
PAYROLL	21,733.84	15.92	136.063.02	16.47
FICA EXPENSE	1,894.73	1.39	12,506.73	1.51
BONUSES	4,499.34	3.30	28,397.83	3.44
MANAGEMENT PAYROLL	9,718.32	7.12	56,642.04	6.86

TOTAL PERSONNEL EXPENSE	37,846.23	27.73	233,609.62	28.27
SUPPLY EXPENSE
BAR SUPPLIES	1,436.91	1.05	13,207.72	1.60
CLEANING SUPPLIES	0.00	0.00	526.44	0.06
OFFICE SUPPLIES	222.28	0.16	1,197.45	0.15
OTHER SUPPLIES	1,405.83	1.03	5,294.11	0.64

TOTAL SUPPLY EXPENSE	3,065.02	2.25	20,225.72	2.45
SERVICES AND FEES
CONSULTING FEES	732.00	0.54	10,015.00	1.21
PAGERS	43.48	0.03	259.64	0.03
TELEPHONES	412.36	0.30	2,333.17	0.28
CELLULAR PHONES	564.99	0.41	1,741.92	0.21
UTILITIES	1,638.17	1.20	9,216.12	1.12
LEGAL & ACCOUNTING OUTSIDE	787.50	0.58	8,323.43	1.01
SECURITY	317.00	0.23	622.00	0.08
BANK CHARGES	337.88	0.25	2,185.16	0.26
CREDIT CARD CHARGES	584.05	0.43	2,426.84	0.29
HEALTH INSURANCE	3,333.43	2.44	18,042.19	2.18
WORKER’S COMPENSATION INSURANCE	2,487.25	1.82	17,642.25	2.14
GENERAL LIABILITY INSURANCE	1,388.56	1.02	8,768.95	1.06
LAUNDRY	267.86	0.20	1,638.94	0.20

TOTAL SERVICES AND FEES	12,894.53	9.45	83,215.61	10.07
ADVERTISING AND PROMOTIONS
ADVERTISING - RETAIL	0.00	0.00	176.08	0.02
PROMOTIONAL EXPENSE	6,277.62	4.60	32,847.21	3.98

TOTAL ADVERTISING AND PROMOTIONS	6,277.62	4.60	33,023.29	4.00

Page: 2

RCC L.P.

STATEMENT OF INCOME

For 01/01/2002 To 06/30/2002

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
OTHER EXPENSES
CASH OVER & SHORT	91.40	0.07	176.86	0.02
GIFT CERTIFICATES	(501.00)	(0.37)	(1,128.00)	(0.14)
MACHINE RENTAL	750.69	0.55	4,912.38	0.60
MUSIC	0.00	0.00	1,328.31	0.16
POSTAGE	168.64	0.12	894.50	0.11
RENT	7,409.89	5.43	41,911.95	5.07
REPAIRS & MAINTENANCE	1,576.73	1.16	15,752.52	1.91
JANITORIAL & TRASH	185.00	0.14	1,500.00	0.18
CONTRIBUTIONS	300.00	0.22	1,950.00	0.24
DUES & SUBSCRIPTIONS	2.50	0.00	546.36	0.07
TAXES & LICENSES	2,812.00	2.06	16,417.75	1.99
PROPERTY TAXES	3,762.88	2.76	4,887.06	0.59
SALES TAXES	5,304.00	3.89	33,708.00	4.08
AUTOMOBILE	987.82	0.72	5,373.84	0.65
EMPLOYEE RELATIONS	647.78	0.48	3,797.05	0.46
TRAVEL & LODGING	64.50	0.05	9,802.91	1.19
ENTERTAINMENT & MEALS	0.00	0.00	217.05	0.03
MISC EXPENSE	932.98	0.68	5,016.35	0.61

TOTAL OTHER EXPENSES	24,495.81	17.95	147,064.39	17.80

TOTAL EXPENSES	84,579.21	61.97	517,139.13	62.59
NET INCOME	41,045.25	30.07	242,601.72	29.36

Page: 3

IRC L.P.

STATEMENT OF INCOME

For 01/01/2002 To 06/30/2002

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
SALES
SALES - LIQUOR	236,062.76	58.07	1,443,914.11	59.85
SALES - CIGARS	1,101.00	0.27	7,663.25	0.32

TOTAL SALES	237,163.76	58.34	1,451,577.36	60.17
OTHER INCOME
COVER CHARGE	88,669.00	21.81	566,152.75	23.47
TABLE DANCE INCOME	35,730.00	8.79	200,750.00	8.32
MISC INCOME	44,986.00	11.07	194,051.00	8.04

TOTAL OTHER INCOME	169,385.00	41.66	960,953.75	39.83

GROSS INCOME	406,548.76	100.00	2,412,531.11	100.00
COST OF SALES
COST OF SALES - BAR	32,748.51	13.87	185,026.98	12.81
COST OF SALES - CIGARS	1,735.14	157.60	8,287.52	108.15

TOTAL COST OF SALES	34,483.65	8.48	193,314.50	8.01

GROSS PROFIT	372,065.11	91.52	2,219,216.61	91.99

Page: 1

IRC L.P.

STATEMENT OF INCOME

For 01/01/2002 To 06/30/2002

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
PERSONNEL EXPENSE
PAYROLL	36,477.43	8.97	235,091.92	9.75
PAYROLL TAXES	4,234.14	1.04	26,438.27	1.10
BONUSES	9,052.07	2.23	75,626.23	3.14
MANAGEMENT PAYROLL	9,718.32	2.39	57,475.89	2.38

TOTAL PERSONNEL EXPENSE	59,481.96	14.63	394,632.31	16.36
SUPPLY EXPENSE
BAR SUPPLIES	4,025.91	0.99	34,754.49	1.44
CLEANING SUPPLIES	0.00	0.00	1,937.36	0.08
OFFICE SUPPLIES	316.18	0.08	2,786.72	0.12
OTHER SUPPLIES	2,601.47	0.64	16,522.92	0.69

TOTAL SUPPLY EXPENSE	6,943.56	1.71	56,001.49	2.32
SERVICES AND FEES
ST. LOUIS OFFICE EXPENSE	1,289.20	0.32	8,641.91	0.36
MANAGEMENT FEES - PERSONNEL	1,787.22	0.44	11,559.68	0.48
MANAGEMENT FEES - GEN & ADM	3,266.31	0.80	21,267.76	0.88
CONSULTING FEES	17,746.16	4.37	102,161.54	4.24
PAGERS	43.49	0.01	259.69	0.01
TELEPHONES	1,198.11	0.30	4,520.50	0.19
CELLULAR PHONES	565.02	0.14	1,742.01	0.07
UTILITIES	4,256.09	1.05	22,121.34	0.92
LEGAL & ACCOUNTING OUTSIDE	1,579.90	0.39	8,668.08	0.36
BOOKKEEPING SERVICES	4,072.40	1.00	26,052.01	1.08
SECURITY	916.00	0.23	3,993.78	0.17
BANK CHARGES	266.76	0.07	1,482.82	0.06
CREDIT CARD CHARGES	3,001.95	0.74	18,735.52	0.78
HEALTH INSURANCE	3,126.87	0.77	17,863.44	0.74
WORKER’S COMPENSATION INSURANCE	736.25	0.18	10,223.25	0.42
GENERAL LIABILITY INSURANCE	2,123.68	0.52	17,295.39	0.72
LAUNDRY	1,584.10	0.39	10,993.38	0.46

TOTAL SERVICES AND FEES	47,559.51	11.70	287,582.10	11.92
ADVERTISING AND PROMOTIONS
ADVERTISING - RETAIL	0.00	0.00	176.09	0.01
PROMOTIONAL EXPENSE	8,953.63	2.20	54,803.19	2.27

TOTAL ADVERTISING AND PROMOTIONS	8,953.63	2.20	54,979.28	2.28

Page: 2

IRC L.P.

STATEMENT OF INCOME

For 01/01/2002 To 06/30/2002

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
OTHER EXPENSES
CASH OVER & SHORT	153.33	0.04	(840.07)	(0.04)
GIFT CERTIFICATES	(3,825.00)	(0.94)	(13,364.00)	(0.55)
MACHINE RENTAL	535.31	0.13	3,620.14	0.15
MUSIC	0.00	0.00	1,887.32	0.08
POSTAGE	648.86	0.16	3,015.37	0.13
RENT	130,090.09	32.00	718,934.51	29.80
REPAIRS & MAINTENANCE	5,553.87	1.37	44,615.02	1.85
JANITORIAL & TRASH	2,979.44	0.73	18,266.50	0.76
CONTRIBUTIONS	133.33	0.03	2,183.33	0.09
DUES & SUBSCRIPTIONS	2.50	0.00	546.36	0.02
TAXES & LICENSES	0.00	0.00	456.75	0.02
PROPERTY TAXES	19,026.00	4.68	19,026.00	0.79
SALES TAXES	18,153.00	4.47	110,749.76	4.59
AUTOMOBILE	979.87	0.24	5,466.45	0.23
INTEREST	765.44	0.19	5,483.94	0.23
EMPLOYEE RELATIONS	917.48	0.23	4,636.64	0.19
TRAVEL & LODGING	1,112.12	0.27	10,768.88	0.45
ENTERTAINMENT & MEALS	18.33	0.01	389.23	0.02
MISC EXPENSE	1,791.28	0.44	6,818.73	0.28

TOTAL OTHER EXPENSES	179,035.25	44.04	942,665.86	39.07

TOTAL EXPENSES	301,973.91	74.28	1,735,861.04	71.95
NET INCOME	70,091.20	17.24	483,355.57	20.04

Page: 3

KENTUCKY RESTAURANT CONCEPTS, INC.

STATEMENT OF INCOME

For 1/1/2005 To 12/31/2005

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
SALES
SALES - LIQUOR	67,163.25	40.34	883,548.31	41.99
SALES - NON-ALCOHOL	17,072.50	10.25	227,475.35	10.81
SALES - CIGARETTES	2,425.00	1.46	25,693.00	1.22
SALES - CIGARS	107.00	0.06	7,133.00	0.34

TOTAL SALES	85,767.75	52.11	1,143,849.66	54.36
OTHER INCOME
COVER CHARGE	33,872.00	20.34	465,241.00	22.11
TABLE DANCE INCOME	30,255.00	18.17	355,720.00	16.90
PARTNERSHIP INCOME	6,632.00	3.98	6,632.00	0.32
MISC INCOME	9,003.00	5.41	132,937.34	6.32
GAIN/LOSS ON DISPOSAL OF ASSETS	(28.00)	(0.02)	(28.00)	0.00

TOTAL OTHER INCOME	79,734.00	47.89	960,502.34	45.64

GROSS INCOME	166,501.75	100.00	2,104,352.00	100.00
COST OF SALES
COST OF SALES - LIQUOR	11,194.41	6.72	147,363.62	7.00
COST OF SALES - CIGARETTES	1,208.65	0.73	13,210.84	0.63
COST OF SALES - CIGARS	162.00	0.10	2,330.79	0.11

TOTAL COST OF SALES	12,565.06	7.55	162,905.25	7.74

GROSS PROFIT	153,936.69	92.45	1,941,446.75	92.26

Page: 1

KENTUCKY RESTAURANT CONCEPTS, INC.

STATEMENT OF INCOME

For 1/1/2005 To 12/31/2005

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
PERSONNEL EXPENSE
PAYROLL	15,608.75	9.38	180,016.56	8.55
PAYROLL TAXES	2,970.87	1.78	31,825.13	1.51
BONUSES	15,175.00	9.11	22,455.00	1.07
PRO LEASE/DIRECTORS	21,464.03	12.89	222,403.52	10.57

TOTAL PERSONNEL EXPENSE	55,218.65	33.16	456,700.21	21.70
SUPPLY EXPENSE
BAR SUPPLIES	1,452.79	0.87	20,782.71	0.99
CLEANING SUPPLIES	18.08	0.01	326.02	0.02
OFFICE SUPPLIES	503.84	0.30	4,642.37	0.22
OTHER SUPPLIES	908.17	0.55	10,118.38	0.48

TOTAL SUPPLY EXPENSE	2,882.88	1.73	35,869.48	1.71
SERVICES AND FEES
MANAGEMENT FEES - PERSONNEL	1,916.11	1.15	24,471.21	1.16
MANAGEMENT FEES - GEN & ADM	1,035.22	0.62	14,644.68	0.70
CONSULTING FEES	675,000.00	405.40	675,000.00	32.08
PAGERS	33.00	0.02	427.35	0.02
TELEPHONES	432.38	0.26	7,199.30	0.34
CELLULAR PHONES	179.21	0.11	4,530.43	0.22
UTILITIES	2,600.86	1.56	33,700.76	1.60
LEGAL & ACCOUNTING OUTSIDE	31,504.83	18.92	83,972.07	3.99
BOOKKEEPING SERVICES	2,096.42	1.26	24,191.67	1.15
PRO LEASE FEES	1,189.95	0.72	8,909.38	0.42
SECURITY	339.15	0.20	1,264.16	0.06
INTERNET EXPENSE	1.84	0.00	1,122.18	0.05
BANK CHARGES	336.30	0.20	4,723.52	0.22
CREDIT CARD CHARGES	690.79	0.42	10,464.65	0.50
HEALTH INSURANCE	777.12	0.47	14,306.91	0.68
WORKER’S COMPENSATION INS	4,572.46	2.75	28,747.47	1.37
EMPLOYER’S UNITY	0.00	0.00	77.50	0.00
GENERAL LIABILITY INSURANCE	0.00	0.00	20,891.03	0.99
LAUNDRY	515.96	0.31	7,051.88	0.34

TOTAL SERVICES AND FEES	723,221.60	434.36	965,696.15	45.89
ADVERTISING AND PROMOTIONS
ADVERTISING - RETAIL	0.00	0.00	393.75	0.02
PROMOTIONAL EXPENSE	8,761.85	5.26	122,186.77	5.81

TOTAL ADVERTISING AND PROMOTIONS	8,761.85	5.26	122,580.52	5.83

Page: 2

KENTUCKY RESTAURANT CONCEPTS, INC.

STATEMENT OF INCOME

For 1/1/2005 To 12/31/2005

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
OTHER EXPENSES
CASH OVER & SHORT	(44.50)	(0.03)	(627.05)	(0.03)
GIFT CERTIFICATES	2,144.00	1.29	(3,358.00)	(0.16)
MACHINE RENTAL	180.94	0.11	2,487.61	0.12
MUSIC	1,457.02	0.88	5,369.15	0.26
POSTAGE	537.23	0.32	4,939.03	0.24
RENT	8,050.00	4.84	109,800.00	5.22
REPAIRS & MAINTENANCE	2,937.51	1.76	30,614.16	1.46
JANITORIAL & TRASH	3,443.98	2.07	38.945.41	1.85
CONTRIBUTIONS	(4,256.48)	(2.56)	43.00	0.00
DUES & SUBSCRIPTIONS	598.84	0.36	2,755.18	0.13
TRADE SHOW EXPENSE	0.00	0.00	236.90	0.01
TAXES & LICENSES	760.00	0.46	7,002.03	0.33
PROPERTY TAXES	0.00	0.00	9,500.10	0.45
SALES TAXES	8,828.89	5.30	117,484.04	5.58
AUTOMOBILE	24.79	0.02	1,715.38	0.08
CAST RELATIONS	203.66	0.12	2,841.98	0.14
TRAVEL & LODGING	154.93	0.09	4,390.65	0.21
ENTERTAINMENTS MEALS	153.44	0.09	275.69	0.01
THEFT LOSS	0.00	0.00	5,000.00	0.24
MISC EXPENSE	206.57	0.12	4,368.56	0.21
DEPRECIATION	19,938.00	11.98	19,938.00	0.95

TOTAL OTHER EXPENSES	45,318.82	27.22	363,721.82	17.28

TOTAL EXPENSES	835,403.80	501.74	1,944,568.18	92.41
NET INCOME	(681,467.11)	(409.29)	(3,121.43)	(0.15)

Page: 3

ALL STARS DENVER LP

STATEMENT OF INCOME

For 1/1/2005 To 12/31/2005

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
SALES
SALES - LIQUOR	81,599.01	75.14	984,325.20	74.52
SALES - FOOD	0.00	0.00	6,454.00	0.49
SALES - CIGARETTES	1,845.00	1.70	25,093.00	1.90
SALES - CIGARS	0.00	0.00	1,358.00	0.10

TOTAL SALES	83,444.01	76.84	1,017,230.20	77.01
OTHER INCOME
COVER CHARGE	11,559.00	10.64	144,424.00	10.93
TABLE DANCE INCOME	7,830.00	7.21	90,430.00	6.85
INTEREST INCOME	0.48	0.00	0.87	0.00
MISC INCOME	6,418.00	5.91	68,410.75	5.18
GAIN (LOSS) ON SALE OF ASSETS	(657.00)	(0.61)	343.00	0.03

TOTAL OTHER INCOME	25,150.48	23.16	303,608.62	22.99

GROSS INCOME	108,594.49	100.00	1,320,838.82	100.00
COST OF SALES
COST OF SALES - BAR	13,925.84	12.82	154,942.27	11.73
COST OF SALES - FOOD	0.00	0.00	3.241.97	0.25
COST OF SALES - CIGARETTES	2,519.22	2.32	16,102.10	1.22
COST OF SALES - CIGARS	0.00	0.00	1,010.84	0.08

TOTAL COST OF SALES	16,445.06	15.14	175,297.18	13.27

GROSS PROFIT	92,149.43	84.86	1,145,541.64	86.73

Page: 1

ALL STARS DENVER LP

STATEMENT OF INCOME

For 1/1/2005 To 12/31/2005

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
PERSONNEL EXPENSE
BONUSES	6.00	0.01	2,325.00	0.18
PRO-LEASE/CLUB PERSONNEL	10,212.39	9.40	113,087.88	8.56
PRO-LEASE/DIRECTORS	15,776.40	14.53	223,467.87	16.92
CONTRACT LABOR	0.00	0.00	26.60	0.00

TOTAL PERSONNEL EXPENSE	25,994.79	23.94	338,907.35	25.66
SUPPLY EXPENSE
BAR SUPPLIES	1,989.61	1.83	22,811.60	1.73
CLEANING SUPPLIES	51.84	0.05	291.76	0.02
OFFICE SUPPLIES	584.58	0.54	6,773.49	0.51
OTHER SUPPLIES	283.09	0.26	5,629.60	0.43

TOTAL SUPPLY EXPENSE	2,909.12	2.68	35,506.45	2.69
SERVICES AND FEES
OFFICE EXPENSE	191.36	0.18	3,481.17	0.26
MANAGEMENT FEES - PERSONNEL	1,916.11	1.76	24,471.21	1.85
MANAGEMENT FEES - GEN & ADM	1,033.32	0.95	14,616.51	1.11
CONSULTING FEES	3,350.00	3.09	33,550.00	2.54
PAGERS	75.13	0.07	841.57	0.06
TELEPHONES	432.19	0.40	6,033.77	0.46
CELLULAR PHONES	199.01	0.18	2,036.02	0.15
UTILITIES	3,748.46	3.45	27,847.67	2.11
LEGAL & ACCOUNTING OUTSIDE	415.89	0.38	18,676.17	1.41
BOOKKEEPING SERVICES	2,096.42	1.93	24,191.67	1.83
PRO-LEASE FEES	1,036.67	0.96	16,253.49	1.23
SECURITY	1,148.05	1.06	10,726.04	0.81
INTERNET EXPENSE	10.99	0.01	1,210.19	0.09
BANK CHARGES	0.00	0.00	20.00	0.00
CREDIT CARD CHARGES	768.46	0.71	9,710.76	0.74
HEALTH INSURANCE	1,870.28	1.72	33,612.98	2.55
WORKER’S COMPENSATION INSURANCE	1,200.34	1.11	23.934.33	1.81
GENERAL LIABILITY INSURANCE	0.00	0.00	18,262.76	1.38
LAUNDRY	228.39	0.21	3,018.92	0.23

TOTAL SERVICES AND FEES	19,721.07	18.16	272,495.23	20.63
ADVERTISING AND PROMOTIONS
ADVERTISING - RETAIL	89.85	0.08	735.54	0.06
PROMOTIONAL EXPENSE	3,320.79	3.06	46,028.36	3.49

TOTAL ADVERTISING AND PROMOTIONS	3,410.64	3.14	46,763.90	3.54

Page: 2

ALL STARS DENVER LP

STATEMENT OF INCOME

For 1/1/2005 To 12/31/2005

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
OTHER EXPENSES
CASH OVER & SHORT	(59.82)	(0.06)	(1,006.34)	(0.08)
GIFT CERTIFICATES	66.00	0.06	(1,467.00)	(0.11)
MACHINE RENTAL	143.69	0.13	3,563.44	0.27
MUSIC	0.00	0.00	1,262.50	0.10
POSTAGE	172.70	0.16	2,189.07	0.17
RENT	8,333.33	7.67	99,999.96	7.57
REPAIRS & MAINTENANCE	4,804.85	4.43	43,835.37	3.32
JANITORIAL & TRASH	2,762.34	2.54	32,608.18	2.47
CONTRIBUTIONS	300.00	0.28	5,381.62	0.41
DUES & SUBSCRIPTIONS	39.84	0.04	1,435.18	0.11
TRADE SHOW EXPENSE	0.00	0.00	236.88	0.02
TAXES & LICENSES	187.50	0.17	4,600.78	0.35
PROPERTY TAXES	13,900.00	12.80	13,900.00	1.05
SALES TAXES	5,693.67	5.24	73,500.14	5.57
AUTOMOBILE	549.39	0.51	9,818.11	0.74
CAST RELATIONS	402.46	0.37	5,674.59	0.43
TRAVEL & LODGING	410.62	0.38	2,338.39	0.18
ENTERTAINMENT & MEALS	448.52	0.41	1,093.93	0.08
MISC EXPENSE	70.79	0.07	2,519.14	0.19
DEPRECIATION	26,239.00	24.16	26,239.00	1.99

TOTAL OTHER EXPENSES	64,464.88	59.36	327,722.94	24.81

TOTAL EXPENSES	116,500.50	107.28	1,021,395.87	77.33
NET INCOME	(24,351.07)	(22.42)	124,145.77	9.40

Page: 3

DENVER RESTAURANT CONCEPTS LP

STATEMENT OF INCOME

For 1/1/2005 To 12/31/2005

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
SALES
SALES - LIQUOR	153,951.54	60.77	1,871,767.36	61.34
SALES - CIGARETTES	3,335.00	1.32	32,512.00	1.07
SALES - CIGARS	327.00	0.13	1,982.00	0.07

TOTAL SALES	157,613.54	62.22	1,906,261.36	62.47
OTHER INCOME
COVER CHARGE	44,669.00	17.63	604,597.00	19.81
TABLE DANCE INCOME	30,754.00	12.14	334,131.00	10.95
DANCE DOLLARS	(30.00)	(0.01)	1,768.11	0.06
INTEREST INCOME	0.59	0.00	289.90	0.01
MISC INCOME	20,312.00	8.02	204,537.00	6.70

TOTAL OTHER INCOME	95,705.59	37.78	1,145,323.01	37.53

GROSS INCOME	253,319.13	100.00	3,051,584.37	100.00
COST OF SALES
COST OF SALES - LIQUOR	20,871.29	8.24	260,965.04	8.55
COST OF SALES - CIGARETTES	3,522.59	1.39	19,459.56	0.64
COST OF SALES - CIGARS	133.00	0.05	857.20	0.03

TOTAL COST OF SALES	24,526.88	9.68	281,281.80	9.22

GROSS PROFIT	228,792.25	90.32	2,770,302.57	90.78

Page: 1

DENVER RESTAURANT CONCEPTS LP

STATEMENT OF INCOME

For 1/1/2005 To 12/31/2005

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
PERSONNEL EXPENSE
BONUSES	25,054.50	9.89	27,342.50	0.90
PRO-LEASE/CLUB PERSONNEL	16,099.49	6.36	182,938.07	6.00
PRO-LEASE/DIRECTORS	30,936.31	12.21	352,802.25	11.56
CONTRACT LABOR	3,600.00	1.42	55,976.60	1.83

TOTAL PERSONNEL EXPENSE	75,690.30	29.88	619,059.42	20.29
SUPPLY EXPENSE
BAR SUPPLIES	2,722.40	1.08	34,889.02	1.14
CLEANING SUPPLIES	48.78	0.02	732.65	0.02
OFFICE SUPPLIES	1,051.28	0.42	8,451.98	0.28
OTHER SUPPLIES	684.67	0.27	13,897.50	0.46

TOTAL SUPPLY EXPENSE	4,507.13	1.78	57,971.15	1.90
SERVICES AND FEES
OFFICE EXPENSE	191.40	0.08	3,508.40	0.12
MANAGEMENT FEES - PERSONNEL	1,916.11	0.76	24,471.22	0.80
MANAGEMENT FEES - GEN & ADM	1,033.49	0.41	14,570.54	0.48
CONSULTING FEES	6,800.00	2.68	99,100.00	3.25
PAGERS	75.14	0.03	841.66	0.03
TELEPHONES	581.09	0.23	6,363.60	0.21
CELLULAR PHONES	199.02	0.08	2,341.24	0.08
UTILITIES	4,704.73	1.86	45,091.98	1.48
LEGAL & ACCOUNTING OUTSIDE	213.41	0.08	11,748.11	0.39
BOOKKEEPING SERVICES	2,096.42	0.83	24,191.67	0.79
PRO-LEASE FEES	2,219.07	0.88	22,987.20	0.75
SECURITY	970.38	0.38	12,096.03	0.40
INTERNET EXPENSE	11.00	0.00	1,210.41	0.04
BANK CHARGES	10.00	0.00	35.00	0.00
CREDIT CARD CHARGES	921.92	0.36	14,233.99	0.47
HEALTH INSURANCE	1,684.25	0.67	25,362.56	0.83
WORKER’S COMPENSATION INSURANCE	3,316.96	1.31	48,743.82	1.60
EMPLOYER’S UNITY	0.00	0.00	77.50	0.00
GENERAL LIABILITY INSURANCE	424.38	0.17	23,106.66	0.76
LAUNDRY	220.74	0.09	2,845.56	0.09

TOTAL SERVICES AND FEES	27,589.51	10.89	382,927.15	12.55
ADVERTISING AND PROMOTIONS
ADVERTISING - RETAIL	89.86	0.04	735.59	0.02
PROMOTIONAL EXPENSE	10,377.49	4.10	124,803.87	4.09

TOTAL ADVERTISING AND PROMOTIONS	10,467.35	4.13	125,539.46	4.11

Page: 2

DENVER RESTAURANT CONCEPTS LP

STATEMENT OF INCOME

For 1/1/2005 To 12/31/2005

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
OTHER EXPENSES
CASH OVER & SHORT	(129.61)	(0.05)	(1,959.60)	(0.06)
MACHINE RENTAL	1,133.89	0.45	9,275.34	0.30
MUSIC	2,069.60	0.82	6,022.45	0.20
POSTAGE	172.75	0.07	2,193.22	0.07
RENT	15,950.00	6.30	191,400.00	6.27
REPAIRS & MAINTENANCE	4,847.51	1.91	47,617.84	1.56
JANITORIAL & TRASH	3,154.58	1.25	38,618.97	1.27
CONTRIBUTIONS	300.00	0.12	5,381.66	0.18
DUES & SUBSCRIPTIONS	39.85	0.02	1,435.21	0.05
TRADE SHOW EXPENSE	0.00	0.00	236.91	0.01
TAXES & LICENSES	16.50	0.01	4,520.50	0.15
PROPERTY TAXES	28,250.00	11.15	27,622.50	0.91
SALES TAXES	11,599.41	4.58	140,721.30	4.61
AUTOMOBILE	549.45	0.22	9,820.43	0.32
CAST RELATIONS	383.22	0.15	6,388.24	0.21
TRAVELS, LODGING	410.63	0.16	2,338.52	0.08
ENTERTAINMENT & MEALS	448.55	0.18	1,094.12	0.04
MISC EXPENSE	180.80	0.07	2,129.61	0.07
DEPRECIATION	43,741.00	17.27	43,741.00	1.43
AMORTIZATION	8,863.00	3.50	8,863.00	0.29

TOTAL OTHER EXPENSES	121,981.13	48.15	547,461.22	17.94

TOTAL EXPENSES	240,235.42	94.84	1,732,958.40	56.79
NET INCOME	(11,443.17)	(4.52)	1,037,344.17	33.99

Page: 3

CARDINAL MANAGEMENT L.P.

STATEMENT OF INCOME

For 1/1/2005 To 12/31/2005

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
SALES
SALES - LIQUOR	77,059.05	58.68	927,571.38	61.14
SALES - CIGARS	126.00	0.10	1,328.00	0.09

TOTAL SALES	77,185.05	58.78	928,899.38	61.23
OTHER INCOME
COVER CHARGE	39,514.00	30.09	415,329.01	27.38
TABLE DANCE INCOME	10,090.00	7.68	121,456.00	8.01
INTEREST INCOME	8.46	0.01	137.02	0.01
MISC INCOME	4,520.00	3.44	51,223.80	3.38

TOTAL OTHER INCOME	54,132.46	41.22	588,145.83	38.77

GROSS INCOME	131,317.51	100.00	1,517,045.21	100.00
COST OF SALES
COST OF SALES - LIQUOR	13,312.73	10.14	150,900.34	9.95
COST OF SALES - CIGARS	28.00	0.02	30.32	0.00

TOTAL COST OF SALES	13,340.73	10.16	150,930.66	9.95

GROSS PROFIT	117,976.78	89.84	1,366,114.55	90.05

Page: 1

CARDINAL MANAGEMENT L.P.

STATEMENT OF INCOME

For 1/1/2005 To 12/31/2005

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
PERSONNEL EXPENSE
PAYROLL	17,707.41	13.48	201,696.53	13.30
FICA EXPENSE	3,091.94	2.36	28,888.89	1.90
BONUSES	0.00	0.00	1,400.00	0.09
PRO LEASE/DIRECTORS	20,870.96	15.89	245,515.53	16.18
CONTRACT LABOR	1,575.00	1.20	26,585.00	1.75

TOTAL PERSONNEL EXPENSE	43,245.31	32.93	504,085.95	33.23
SUPPLY EXPENSE
BAR SUPPLIES	2,453.36	1.87	29,589.48	1.95
CLEANING SUPPLIES	91.21	0.07	1,422.03	0.09
OFFICE SUPPLIES	544.86	0.42	4,864.02	0.32
OTHER SUPPLIES	1,103.90	0.84	15,353.34	1.01

TOTAL SUPPLY EXPENSE	4,193.33	3.19	51,228.87	3.38
SERVICES AND FEES
ST. LOUIS OFFICE EXPENSE	778.89	0.59	10,341.37	0.68
MANAGEMENT FEES - PERSONNEL	1,916.11	1.46	24,471.21	1.61
MANAGEMENT FEES - GEN & ADM	1,033.41	0.79	14,831.36	0.98
CONSULTING FEES	700.00	0.53	16,900.00	1.11
PAGERS	36.22	0.03	452.11	0.03
TELEPHONES	352.54	0.27	4,791.25	0.32
CELLULAR PHONES	167.07	0.13	3,203.90	0.21
UTILITIES	1,939.76	1.48	22,538.09	1.49
LEGAL & ACCOUNTING OUTSIDE	2,028.41	1.55	30,278.47	2.00
BOOKKEEPING SERVICES	2,096.42	1.60	24,191.67	1.60
PRO LEASE FEES	718.86	0.55	9,127.04	0.60
SECURITY	441.45	0.34	5,811.81	0.38
INTERNET EXPENSE	6.62	0.01	1,193.93	0.08
BANK CHARGES	234.18	0.18	4,410.01	0.29
CREDIT CARD CHARGES	107.48	0.08	1,311.86	0.09
HEALTH INSURANCE	2,332.81	1.78	31,628.39	2.09
WORKER’S COMPENSATION INSURANCE	(764.96)	(0.58)	14,843.69	0.98
EMPLOYER’S UNITY	0.00	0.00	77.50	0.01
GENERAL LIABILITY INSURANCE	192.90	0.15	23,162.40	1.53
LAUNDRY	574.00	0.44	4,553.37	0.30

TOTAL SERVICES AND FEES	14,892.17	11.34	248,119.43	16.36
ADVERTISING AND PROMOTIONS
ADVERTISING - RETAIL	425.77	0.32	1,955.85	0.13
PROMOTIONAL EXPENSE	3,794.05	2.89	56,844.08	3.75

TOTAL ADVERTISING AND PROMOTIONS	4,219.82	3.21	58,799.93	3.88

Page: 2

CARDINAL MANAGEMENT L.P.

STATEMENT OF INCOME

For 1/1/2005 To 12/31/2005

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
OTHER EXPENSES
CASH OVER & SHORT	(296.84)	(0.23)	625.45	0.04
GIFT CERTIFICATES	1,325.29	1.01	1,995.00	0.13
MACHINE RENTAL	789.38	0.60	10,497.25	0.69
MUSIC	1,086.40	0.83	2,442.75	0.16
POSTAGE	306.01	0.23	3,943.24	0.26
RENT	7,378.60	5.62	101,453.37	6.69
REPAIRS & MAINTENANCE	1,963.32	1.50	42,811.61	2.82
JANITORIAL & TRASH	247.99	0.19	2,927.13	0.19
CONTRIBUTIONS	500.00	0.38	5,454.50	0.36
DUES & SUBSCRIPTIONS	3.85	0.00	988.19	0.07
TRADE SHOW EXPENSE	0.00	0.00	236.89	0.02
TAXES & LICENSES	2,800.00	2.13	30,850.00	2.03
PROPERTY TAXES	0.00	0.00	11,541.50	0.76
SALES TAXES	4,893.64	3.73	60,900.00	4.01
AUTOMOBILE	1,203.42	0.92	12,378.72	0.82
CAST RELATIONS	267.39	0.20	4,559.03	0.30
TRAVEL & LODGING	1,426.04	1.09	5,086.84	0.34
ENTERTAINMENT & MEALS	556.02	0.42	1,188.23	0.08
THEFT LOSS	(1,199.43)	(0.91)	0.00	0.00
MISC EXPENSE	242.42	0.19	6,393.88	0.42
DEPRECIATION	9,977.00	7.60	9,977.00	0.66

TOTAL OTHER EXPENSES	33,470.50	25.49	316,250.58	20.85

TOTAL EXPENSES	100,021.13	76.17	1,178,484.76	77.68
NET INCOME	17,955.65	13.67	187,629.79	12.37

Page: 3

MRC L.P.

STATEMENT OF INCOME

For 1/1/2005 To 12/31/2005

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
SALES
SALES - LIQUOR	137,266.86	58.01	1,708,826.71	55.75
SALES - CIGARS	544.00	0.23	5,227.00	0.17

TOTAL SALES	137,810.86	58.24	1,714,053.71	55.92
OTHER INCOME
COVER CHARGE	39,524.00	16.70	566,170.02	18.47
TABLE DANCE INCOME	37,870.00	16.00	495,510.00	16.17
INTEREST INCOME	77.96	0.03	77.96	0.00
MISC INCOME	21,348.04	9.02	289,164.79	9.43

TOTAL OTHER INCOME	98,820.00	41.76	1,350,922.77	44.08

GROSS INCOME	236,630.86	100.00	3,064,976.48	100.00
COST OF SALES
COST OF SALES - LIQUOR	18,170.75	7.68	216,634.78	7.07
COST OF SALES - CIGARS	380.75	0.16	3,519.95	0.12

TOTAL COST OF SALES	18,551.50	7.84	220,154.73	7.18

GROSS PROFIT	218,079.36	92.16	2,844,821.75	92.82

Page: 1

MRC L.P.

STATEMENT OF INCOME

For 1/1/2005 To 12/31/2005

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
PERSONNEL EXPENSE
PAYROLL	17,947.32	7.59	257,381.99	8.40
FICA EXPENSE	3,536.55	1.50	50,363.20	1.64
BONUSES	0.00	0.00	995.00	0.03
PRO LEASE/DIRECTORS	25,443.07	10.75	316,440.30	10.32
CONTRACT LABOR	340.00	0.14	340.00	0.01

TOTAL PERSONNEL EXPENSE	47,266.94	19.98	625,520.49	20.41
SUPPLY EXPENSE
BAR SUPPLIES	3,959.78	1.67	45,025.37	1.47
CLEANING SUPPLIES	25.64	0.01	2,656.40	0.09
OFFICE SUPPLIES	659.57	0.28	4,973.78	0.16
OTHER SUPPLIES	1,102.17	0.47	16,658.14	0.54

TOTAL SUPPLY EXPENSE	5,747.16	2.43	69,313.69	2.26
SERVICES AND FEES
ST. LOUIS OFFICE EXPENSE	993.87	0.42	11,018.30	0.36
MANAGEMENT FEES - PERSONNEL	1,916.11	0.81	24,471.21	0.80
MANAGEMENT FEES - GEN & ADM	1,033.46	0.44	14,837.81	0.48
CONSULTING FEES	5,216.56	2.21	111,014.17	3.62
PAGERS	36.23	0.02	452.22	0.02
TELEPHONES	592.59	0.25	6,544.60	0.21
CELLULAR PHONES	167.08	0.07	3,204.12	0.11
UTILITIES	2,895.31	1.22	31,268.04	1.02
LEGAL & ACCOUNTING OUTSIDE	2,529.38	1.07	26,179.05	0.85
BOOKKEEPING SERVICES	2,096.42	0.89	24,191.67	0.79
PRO LEASE FEES	828.74	0.35	11,259.44	0.37
SECURITY	570.00	0.24	7,199.98	0.24
INTERNET EXPENSE	6.62	0.00	1,193.95	0.04
BANK CHARGES	539.24	0.23	7,141.22	0.23
CREDIT CARD CHARGES	1,433.59	0.61	12,068.05	0.39
HEALTH INSURANCE	3,439.21	1.45	43,509.32	1.42
WORKER’S COMPENSATION INSURANCE	4,887.32	2.07	22,187.48	0.72
GENERAL LIABILITY INSURANCE	385.80	0.16	40,909.92	1.34
LAUNDRY	1,027.04	0.43	14,026.30	0.46

TOTAL SERVICES AND FEES	30,594.57	12.93	412,676.85	13.46
ADVERTISING AND PROMOTIONS
ADVERTISING - RETAIL	425.77	0.18	1,955.91	0.06
PROMOTIONAL EXPENSE	8,961.82	3.79	130,908.34	4.27

TOTAL ADVERTISING AND PROMOTIONS	9,387.59	3.97	132,864.25	4.34

Page: 2

MRC L.P.

STATEMENT OF INCOME

For 1/1/2005 To 12/31/2005

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
OTHER EXPENSES
CASH OVER & SHORT	(41.89)	(0.02)	(410.08)	(0.01)
GIFT CERTIFICATES	190.00	0.08	3,609.00	0.12
MACHINE RENTAL	899.82	0.38	7,304.59	0.24
MUSIC	1,456.00	0.62	3,744.66	0.12
POSTAGE	306.07	0.13	3,942.82	0.13
RENT	48,695.90	20.58	697,995.43	22.77
REPAIRS & MAINTENANCE	6,427.40	2.72	50,095.30	1.63
JANITORIAL & TRASH	2,649.78	1.12	27,032.88	0.88
CONTRIBUTIONS	330.00	0.14	5,084.50	0.17
DUES & SUBSCRIPTIONS	3.85	0.00	1,071.00	0.04
TRADE SHOW EXPENSE	0.00	0.00	236.91	0.01
TAXES & LICENSES	0.00	0.00	950.00	0.03
PROPERTY TAXES	0.00	0.00	22,232.04	0.73
SALES TAXES	10,451.88	4.42	130,017.36	4.24
AUTOMOBILE	1,277.64	0.54	12,374.08	0.40
INTEREST	0.00	0.00	1,026.78	0.03
CAST RELATIONS	367.30	0.16	4,738.92	0.16
TRAVEL & LODGING	1,426.05	0.60	5,086.89	0.17
ENTERTAINMENT & MEALS	556.03	0.24	1,188.28	0.04
MISC EXPENSE	58.60	0.03	10,286.03	0.34
DEPRECIATION	27,530.00	11.63	27,530.00	0.90

TOTAL OTHER EXPENSES	102,584.43	43.35	1,015,137.39	33.12

TOTAL EXPENSES	195,580.69	82.65	2,255,512.67	73.59
NET INCOME	22,498.67	9.51	589,309.08	19.23

Page: 3

RCC L.P.

STATEMENT OF INCOME

For 1/1/2005 To 12/31/2005

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
SALES
SALES - LIQUOR	71,543.25	60.79	832,483.71	57.14
SALES - CIGARS	178.00	0.15	1,882.00	0.13

TOTAL SALES	71,721.25	60.94	834,365.71	57.27
OTHER INCOME
COVER CHARGE	23,030.00	19.57	315,503.00	21.66
TABLE DANCE INCOME	16,740.00	14.22	222,706.00	15.29
INTEREST INCOME	1.87	0.00	187.50	0.01
MISC INCOME	6,199.50	5.27	84,178.75	5.78

TOTAL OTHER INCOME	45,971.37	39.06	622,575.25	42.73

GROSS INCOME	117,692.62	100.00	1,456,940.96	100.00
COST OF SALES
COST OF SALES - LIQUOR	9,589.69	8.15	130,423.61	8.95
COST OF SALES - CIGARS	183.00	0.16	(152.90)	(0.01)

TOTAL COST OF SALES	9,772.69	8.30	130,270.71	8.94

GROSS PROFIT	107,919.93	91.70	1,326,670.25	91.06

Page: 1

RCC L.P.

STATEMENT OF INCOME

For 1/1/2005 To 12/31/2005

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
PERSONNEL EXPENSE
PAYROLL	15,215.41	12.93	216,097.29	14.83
FICA EXPENSE	2,063.86	1.75	28,773.40	1.98
BONUSES	0.00	0.00	1,517.00	0.10
PRO LEASE/DIRECTORS	20,730.86	17.61	248,866.41	17.08

TOTAL PERSONNEL EXPENSE	38,010.13	32.30	495,254.10	33.99
SUPPLY EXPENSE
BAR SUPPLIES	2,064.37	1.75	26,136.52	1.79
CLEANING SUPPLIES	73.03	0.06	2,514.80	0.17
OFFICE SUPPLIES	591.23	0.50	3,749.05	0.26
OTHER SUPPLIES	999.63	0.85	13,076.79	0.90

TOTAL SUPPLY EXPENSE	3,728.26	3.17	45,477.16	3.12
SERVICES AND FEES
ST. LOUIS OFFICE EXPENSE	993.84	0.84	9,710.75	0.67
MANAGEMENT FEES - PERSONNEL	1,916.11	1.63	24,471.21	1.68
MANAGEMENT FEES - GEN & ADM	1,033.42	0.88	14,837.19	1.02
CONSULTING FEES	183.00	0.16	5,520.50	0.38
PAGERS	36.23	0.03	452.15	0.03
TELEPHONES	437.94	0.37	4,963.35	0.34
CELLULAR PHONES	167.07	0.14	3,203.95	0.22
UTILITIES	1,390.77	1.18	20,994.11	1.44
LEGAL & ACCOUNTING OUTSIDE	290.91	0.25	6,053.31	0.42
BOOKKEEPING SERVICES	2,096.42	1.78	24,191.67	1.66
PRO LEASE FEES	708.04	0.60	9,259.78	0.64
SECURITY	76.00	0.07	648.97	0.05
INTERNET EXPENSE	6.62	0.01	1,193.93	0.08
BANK CHARGES	251.10	0.21	4,104.71	0.28
CREDIT CARD CHARGES	252.04	0.21	2,930.03	0.20
HEALTH INSURANCE	2,782.45	2.36	36,668.34	2.52
WORKER’S COMPENSATION INSURANCE	3,132.81	2.66	24,593.46	1.69
GENERAL LIABILITY INSURANCE	308.64	0.26	22,470.30	1.54
LAUNDRY	439.45	0.37	2,820.00	0.19

TOTAL SERVICES AND FEES	16,502.86	14.02	219,087.71	15.04
ADVERTISING AND PROMOTIONS
ADVERTISING - RETAIL	425.77	0.36	1,955.87	0.13
PROMOTIONAL EXPENSE	3,727.52	3.17	56,009.85	3.84

TOTAL ADVERTISING AND PROMOTIONS	4,153.29	3.53	57,965.72	3.98

Page: 2

RCC L.P.

STATEMENT OF INCOME

For 1/1/2005 To 12/31/2005

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
OTHER EXPENSES
CASH OVER & SHORT	60.85	0.05	(329.32)	(0.02)
GIFT CERTIFICATES	216.00	0.18	1,504.00	0.10
MACHINE RENTAL	777.25	0.66	9,654.52	0.66
MUSIC	1,086.40	0.92	2,112.99	0.15
POSTAGE	306.06	0.26	3,825.93	0.26
RENT	10,992.29	9.34	142,189.88	9.76
REPAIRS & MAINTENANCE	1,431.55	1.22	24,160.62	1.66
JANITORIAL & TRASH	185.00	0.16	2,035.00	0.14
CONTRIBUTIONS	330.00	0.28	5,529.49	0.38
DUES & SUBSCRIPTIONS	3.85	0.00	950.19	0.07
TRADE SHOW EXPENSE	0.00	0.00	236.90	0.02
TAXES & LICENSES	2,500.00	2.12	31,100.00	2.14
PROPERTY TAXES	0.00	0.00	3.552.14	0.24
SALES TAXES	4,689.00	3.98	54,716.00	3.76
AUTOMOBILE	1,277.63	1.09	12,338.24	0.85
CAST RELATIONS	291.19	0.25	4,500.20	0.31
TRAVEL & LODGING	1,426.05	1.21	5,086.86	0.35
ENTERTAINMENT & MEALS	556.02	0.47	1,188.25	0.08
MISC EXPENSE	264.04	0.22	4,808.75	0.33
DEPRECIATION	7,782.00	6.61	7,782.00	0.53

TOTAL OTHER EXPENSES	34,175.18	29.04	316,942.64	21.75

TOTAL EXPENSES	96,569.72	82.05	1,134,727.33	77.88
NET INCOME	11,350.21	9.64	191,942.92	13.17

Page: 3

IRC L.P.

STATEMENT OF INCOME

For 1/1/2005 To 12/31/2005

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
SALES
SALES - LIQUOR	274,050.75	59.03	3,096,563.74	57.42
SALES - CIGARS	2,407.00	0.52	23,238.50	0.43
SALES - BOUTIQUE	885.00	0.19	7,024.00	0.13

TOTAL SALES	277,342.75	59.74	3,126,826.24	57.98
OTHER INCOME
COVER CHARGE	69,372.00	14.94	956,568.96	17.74
TABLE DANCE INCOME	48,245.00	10.39	542,995.00	10.07
MISC INCOME	69,920.00	15.06	767,489.40	14.23
GAIN/LOSS ON DISPOSAL OF ASSETS	(637.00)	(0.14)	(637.00)	(0.01)

TOTAL OTHER INCOME	186,900.00	40.26	2,266,416.36	42.02

GROSS INCOME	464,242.75	100.00	5,393,242.60	100.00
COST OF SALES
COST OF SALES - LIQUOR	35,181.45	7.58	385,979.15	7.16
COST OF SALES - CIGARS	959.75	0.21	9,601.70	0.18
COST OF SALES - BOUTIQUE	164.85	0.04	7,659.84	0.14

TOTAL COST OF SALES	36,306.05	7.82	403,240.69	7.48

GROSS PROFIT	427,936.70	92.18	4,990,001.91	92.52

Page: 1

IRC L.P.

STATEMENT OF INCOME

For 1/1/2005 To 12/31/2005

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
PERSONNEL EXPENSE
PAYROLL	30,136.99	6.49	370,980.60	6.88
FICA EXPENSE	7,740.84	1.67	70,369.39	1.31
BONUSES	(200.00)	(0.04)	6,135.00	0.11
PRO LEASE/DIRECTORS	32,989.98	7.11	382,252.82	7.09

TOTAL PERSONNEL EXPENSE	70,667.81	15.22	829,737.81	15.39
SUPPLY EXPENSE
BAR SUPPLIES	5,506.68	1.19	80,617.49	1.50
CLEANING SUPPLIES	198.40	0.04	4,383.83	0.08
OFFICE SUPPLIES	590.01	0.13	6,048.71	0.11
OTHER SUPPLIES	1,197.67	0.26	29,876.11	0.55

TOTAL SUPPLY EXPENSE	7,492.76	1.61	120,926.14	2.24
SERVICES AND FEES
ST. LOUIS OFFICE EXPENSE	993.88	0.21	10,931.52	0.20
MANAGEMENT FEES - PERSONNEL	1,916.11	0.41	24,471.22	0.45
MANAGEMENT FEES - GEN & ADM	1,033.52	0.22	14,838.07	0.28
CONSULTING FEES	17,371.81	3.74	185,954.33	3.45
PAGERS	36.23	0.01	452.22	0.01
TELEPHONES	1,188.88	0.26	12,976.79	0.24
CELLULAR PHONES	167.08	0.04	3,204.17	0.06
UTILITIES	4,111.68	0.89	47,962.03	0.89
LEGAL & ACCOUNTING OUTSIDE	1,822.16	0.39	29,327.40	0.54
BOOKKEEPING SERVICES	2,096.42	0.45	24,191.67	0.45
PRO LEASE FEES	995.19	0.21	13,229.80	0.25
SECURITY	916.00	0.20	9,374.19	0.17
INTERNET EXPENSE	6.62	0.00	1,193.97	0.02
BANK CHARGES	462.15	0.10	9,102.22	0.17
CREDIT CARD CHARGES	5,164.04	1.11	53,046.96	0.98
HEALTH INSURANCE	1,750.17	0.38	22,118.05	0.41
WORKER’S COMPENSATION INSURANCE	4,588.61	0.99	25,407.77	0.47
GENERAL LIABILITY INSURANCE	424.38	0.09	63,258.75	1.17
LAUNDRY	1,843.13	0.40	19,985.46	0.37
ROYALTIES	9,483.48	2.04	194,194.07	3.60

TOTAL SERVICES AND FEES	56,371.54	12.14	765,220.66	14.19
ADVERTISING AND PROMOTIONS
ADVERTISING - RETAIL	425.78	0.09	7,978.45	0.15
PROMOTIONAL EXPENSE	19,823.95	4.27	231,065.68	4.28

TOTAL ADVERTISING AND PROMOTIONS	20,249.73	4.36	239,044.13	4.43

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IRC L.P.

STATEMENT OF INCOME

For 1/1/2005 To 12/31/2005

	CURRENT PERIOD	PCT TO SALES	YEAR TO DATE	YTD PCT TO SALES
OTHER EXPENSES
BAD CHECKS	0.00	0.00	110.00	0.00
CASH OVER & SHORT	6.89	0.00	(2,521.03)	(0.05)
GIFT CERTIFICATES	916.00	0.20	(26,389.00)	(0.49)
MACHINE RENTAL	1,472.18	0.32	8,941.73	0.17
MUSIC	0.00	0.00	5,848.96	0.11
POSTAGE	306.11	0.07	4,618.48	0.09
RENT	131,767.15	28.38	1,503,641.19	27.88
REPAIRS & MAINTENANCE	6,359.55	1.37	73,620.13	1.37
JANITORIAL & TRASH	3,496.92	0.75	39,989.66	0.74
CONTRIBUTIONS	330.00	0.07	4,884.49	0.09
DUES & SUBSCRIPTIONS	(590.45)	(0.13)	2,430.68	0.05
TRADE SHOW EXPENSE	0.00	0.00	236.91	0.00
TAXES & LICENSES	0.00	0.00	970.00	0.02
PROPERTY TAXES	0.00	0.00	27,683.00	0.51
SALES TAXES	21,021.31	4.53	237,004.27	4.39
AUTOMOBILE	1,277.68	0.28	12,330.39	0.23
INTEREST	4,029.21	0.87	41,154.58	0.76
CAST RELATIONS	347.93	0.08	10,598.89	0.20
TRAVEL & LODGING	1,426.06	0.31	11,296.30	0.21
ENTERTAINMENT & MEALS	556.04	0.12	1,188.30	0.02
MISC EXPENSE	58.60	0.01	14,403.21	0.27
DEPRECIATION	132,189.00	28.47	132,189.00	2.45
AMORTIZATION	533.00	0.12	533.00	0.01

TOTAL OTHER EXPENSES	305,503.18	65.81	2,104,763.14	39.03

TOTAL EXPENSES	460,285.02	99.15	4,059,691.88	75.27
NET INCOME	(32,348.32)	(6.97)	930,310.03	17.25

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